

2025 ANNUAL REPORT

DEAR SHAREHOLDERS,



In fiscal year 2025, we built upon our 85-year legacy and harnessed long-term momentum driven by the continued advancement of our strategic initiatives aimed at driving profitable growth. Against a backdrop of ongoing market volatility, we returned to sales growth exiting the fiscal year as momentum began to build with noticeable improvement in our most profitable customer base, the Core customer. We generated another strong year of cash flow from operations of more than $330 million, representing 169% of net income. This continued strength in cash generation supported our sustained commitment to returning capital to shareholders in the form of dividends and share repurchases totaling approximately $229 million during the fiscal year.

We strengthened our position to drive long-term profitable growth following further advancement of the initiatives embedded in our Mission Critical strategy. The largest scope of work was improving our E-commerce experience, which underpinned our efforts in reenergizing the Core customer. We launched our enhanced website entering the second half of the fiscal year which included an improved product discovery platform, a streamlined checkout experience and increased personalization throughout our customers' buying journey. Complementing the launch of our website was an enhanced marketing campaign focused on increasing awareness of our website upgrades and our more competitive pricing structure that we introduced towards the end of fiscal year 2024. As a result of these actions, we began to see improving average daily sales trends on the website, which contributed to the Core customer improvement we experienced during the second half of the fiscal year.

We also made excellent progress in other key operational areas of the business in fiscal 2025. First, we enhanced seller coverage and effectiveness by leveraging an enhanced data-driven territory model, strengthening our onboarding process, and introducing tools that help our sales team more easily identify untapped opportunities. We quickly began to see the fruits of these endeavors as sales per rep per day trends improved during the second



MSC INDUSTRIAL DIRECT CO., INC.

half of the fiscal year. Second, we continued to expand our solutions footprint through further share capture, resulting in 10% growth in our installed vending machine units and 20% growth in the number of In-Plant programs.

As this progress was being made throughout the fiscal year, the team also managed to mitigate impacts from a choppy economic environment. This included increased uncertainty in the second half of the fiscal year with the introduction of tariffs, just as our growth initiatives were coming online. However, our team took swift action to mitigate the related impacts while maintaining focus on returning the business back to average daily sales growth. This execution serves as a testament to our culture, which is centered on continuous improvement. I would like to thank the entire team for their dedicated focus and hard work in achieving these results in our fiscal 2025, and that will help fuel the next stage of growth for MSC.

I have great confidence in MSC's position, outlook and leadership. It is with this confidence as a backdrop that I announced my plans to retire in January 2026 after 30 years with MSC.



169%

CASH FLOW FROM OPERATIONS AS A PERCENTAGE OF NET INCOME

229M

RETURNED CAPITAL IN FORM OF DIVIDIDENDS AND SHARE REPURCHASES



I will be succeeded by Martina McIsaac, our current President and Chief Operating Officer. Since joining MSC three years ago, Martina has systematically taken on increasing responsibility, most recently overseeing the entirety of our day-to-day operations. The operational progress and strategic execution detailed in this letter reflect her leadership and the foundation we've built together. She partnered with me to navigate the challenging post-COVID environment, brought customer service levels to historic highs, restored growth in our Core customer base, and strengthened our operational effectiveness.

With her deep understanding of our business, proven track record of operational excellence, and unwavering commitment to our stakeholders, the Board and I have absolute confidence in Martina's ability to lead MSC forward.

Our strategic direction is unchanged, and the Jacobson/Gershwind family's commitment remains strong. I look forward to continuing to serve MSC as non-executive Vice Chair of the Board of Directors alongside Mitchell Jacobson, who will continue as Chairman. Our family remains MSC's largest shareholder, fully aligned with stakeholders in driving long-term value creation.

Looking ahead, I remain confident in MSC's position to deliver sustained profitable growth. The disciplined execution of our initiatives throughout fiscal 2025 drove a return to growth in the fourth quarter, and we're entering fiscal 2026 with strong momentum. We are laser focused on executing across our productivity pipeline, which, combined with moderating operating expenses, creates compelling incremental margin opportunity. This positions MSC strongly on the path towards our long-term targets of adjusted operating margin in the mid-teens and delivering 400 basis points of growth above the Industrial Production index over the cycle.

In closing, it has been a privilege to serve as MSC's CEO and work alongside our exceptional team throughout many periods of transition and growth. I have tremendous pride in the company we are today and confidence in our continued progress under Martina's leadership.

Sincerely,

Erik Gershwind
Chief Executive Officer



FORM 10-K

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to_____

Commission File Number: **1-14130**

_____

MSC INDUSTRIAL DIRECT CO., INC.

(Exact name of registrant as specified in its charter)
_____

New York	**11-3289165**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
515 Broadhollow Road, Suite 1000, Melville, New York	**11747**
(Address of principal executive offices)	(Zip Code)

(516) 812-2000

(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	**MSM**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**
_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Class A Common Stock held by non-affiliates of the registrant as of February 28, 2025 was approximately $3,664,801,326.

As of October 2, 2025, 55,790,152 shares of Class A Common Stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the United States Securities and Exchange Commission in connection with the registrant's 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

MSC INDUSTRIAL DIRECT CO., INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED AUGUST 30, 2025

TABLE OF CONTENTS

PART I.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in Item 1 of Part I and Item 7 of Part II of this Report, as well as within this Report generally. The words "will," "may," "believes," "anticipates," "thinks," "expects," "estimates," "plans," "intends" and similar expressions are intended to identify forward-looking statements. In addition, statements which refer to expectations, projections or other characterizations of future events or circumstances, statements involving a discussion of strategy, plans or intentions, statements about management's assumptions, projections or predictions of future events or market outlook and any other statement other than a statement of present or historical fact are forward-looking statements. MSC Industrial Direct Co., Inc. (together with its wholly owned subsidiaries and entities in which it maintains a controlling financial interest, "MSC," "MSC Industrial," the "Company," "we," "us" or "our") expressly disclaims any obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Report with the United States Securities and Exchange Commission (the "SEC"), except to the extent required by applicable law. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in Item 1A of Part I and Item 7 of Part II of this Report. In addition, new risks may emerge from time to time and it is not possible for management to predict such risks or to assess the impact of such risks on our business or financial results. Accordingly, future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

- general economic conditions in the markets in which we operate;
- changing customer and product mixes;
- volatility in commodity, energy and labor prices and the impact of prolonged periods of low, high or rapid inflation;
- competition, including the adoption by competitors of aggressive pricing strategies or sales methods;
- industry consolidation and other changes in the industrial distribution sector;
- the applicability of laws and regulations relating to our status as a supplier to the U.S. government and public sector;
- the credit risk of our customers;
- our ability to accurately forecast customer demand;
- interruptions in our ability to make deliveries to customers;
- supply chain disruptions;
- our ability to attract and retain sales and customer service personnel;
- the risk of loss of key suppliers or contractors or key brands;
- changes to trade policies or trade relationships, including tariff policies;
- risks associated with opening or expanding our customer fulfillment centers ("CFCs");
- our ability to estimate the cost of healthcare claims incurred under our self-insurance plan;
- interruption of operations at our headquarters or CFCs;
- products liability due to the nature of the products that we sell;
- impairments of goodwill and other indefinite-lived intangible assets;
- the impact of climate change;
- operating and financial restrictions imposed by the terms of our material debt instruments;
- our ability to access additional liquidity;
- the significant influence that our principal shareholders will continue to have over our decisions;
- our ability to execute on our E-commerce strategies and to maintain our digital platforms;
- costs associated with maintaining our information technology ("IT") systems and complying with data privacy laws;
- disruptions or breaches of our IT systems or violations of data privacy laws, including such disruptions or breaches in connection with our E-commerce channels;
- risks related to online payment methods and other online transactions;
- the retention of key management personnel;
- litigation risk due to the nature of our business;
- failure to comply with environmental, health, and safety laws and regulations; and
- our ability to comply with, and the costs associated with, social and environmental responsibility policies.

ITEM 1. BUSINESS.

General

MSC is a leading North American distributor of a broad range of metalworking and maintenance, repair and operations ("MRO") products and services. With a history of driving innovation in industrial product distribution for more than 80 years, we help solve our manufacturing customers' metalworking and MRO challenges. Through our technical metalworking expertise and inventory management and other supply chain solutions, our team of more than 7,000 associates helps to keep our customers' manufacturing operations up and running and to improve their efficiency, productivity and profitability.

We serve a broad range of customers throughout the United States, Canada, Mexico and the United Kingdom, from individual machine shops to Fortune 1000 manufacturing companies to government agencies such as the United States General Services Administration and the United States Department of Defense. We operate a sophisticated network of five customer fulfillment centers, nine regional inventory centers, 38 warehouses (36 in North America and two in other foreign countries) and five manufacturing locations. Our customer fulfillment centers are located in or near Harrisburg, Pennsylvania; Atlanta, Georgia; Elkhart, Indiana; Reno, Nevada; and Hanover Park, Illinois.

We offer approximately 2.5 million active, saleable stock-keeping units ("SKUs") through our E-commerce channels, including our website, *https://www.mscdirect.com* (the "MSC website"); our inventory management solutions; our catalogs; our brochures; and our customer care centers, customer fulfillment centers, regional inventory centers and warehouses. We carry many of the products we sell in our inventory, so that orders for these in-stock products are processed and fulfilled the day the order is received. We offer next-day delivery nationwide in the United States for qualifying orders placed by 8 p.m. Eastern Time. Our customers can choose among many convenient ways to place orders: the MSC website, eProcurement platforms, inventory management solutions (including in-plant and vending solutions), customer care centers and direct communication with our telesales and outside sales associates. Additionally, MSC's robust sourcing capabilities and vast supplier base allow us to further satisfy our customers' needs outside of our current product offerings.

We believe our value-added solutions approach to driving our customers' success differentiates MSC from traditional transaction-focused distributors. We are committed to saving our customers money by providing comprehensive support for their metalworking, MRO, Class C Consumables and original equipment manufacturer ("OEM") product and service needs. Our focus is building strong partnerships with our customers and helping them enhance productivity, profitability and growth through the following strategies:

- our experienced team includes inventory management specialists, in-plant and technical support teams, metalworking specialists, abrasives specialists, fluid connector specialists, industrial safety consultants, customer care representatives and experienced sales associates focused on driving our customers' success by reducing their operational costs;
- our robust systems and transactional data enable us to provide insights to our customers to help them take costs out of their supply chains and operations;
- our extensive product inventory enables our customers to deal with fewer suppliers, streamlining their purchasing work and reducing their administrative costs;
- our timely shipping enables our customers to reduce their inventory investment and carrying costs;
- our purchasing process consolidates multiple purchases into a single order, providing a single invoice for multiple purchases over time and offering direct shipments to specific departments and personnel at one or more facilities, which reduces our customers' administrative costs;
- our extensive E-commerce capabilities provide sophisticated search and transaction capabilities, access to real-time inventory, customer-specific pricing, workflow management tools, customized reporting and other features. We can also interface directly with many metalworking applications, marketplaces and purchasing portals;
- our "Better MRO" digital platform delivers knowledge and insights to our customers that assist their associates and their business operations;
- our collaboration efforts with key supplier partners and their research and development teams deliver value and productivity on the plant floor;
- our inventory management solutions enable our customers to carry less inventory and still significantly limit situations when critical items are out of stock;

- optimized solutions and expertise allow our teams to leverage proprietary tools and services such as Application Optimization ("Ap Op"), MSC MillMax® and advanced data analysis capabilities to deliver tailored productivity improvements across a range of machining processes; and
- we continue to expand our technological capabilities through strategic acquisitions and partnerships, including our acquisition of intellectual property assets from Schmitz Manufacturing Research & Technology LLC ("SMRT") in fiscal year 2024. Strategic initiatives enable MSC to deliver cutting-edge solutions, offer a comprehensive and streamlined support system and drive greater value and effectiveness in our customers' operations.

Industry Overview

MSC operates in a large, fragmented industry comprised of national, regional and local distributors, retail outlets, small distributorships, online distributors, direct mail suppliers, large warehouse stores and manufacturers' own sales forces serving MRO customers.

MSC differentiates itself in the industry by being a leading distributor of metalworking products. We have continued to expand technical support and enhance supplier relationships, especially with our metalworking products. Our associates share their deep expertise and knowledge of metalworking and MRO to help our customers achieve their goals.

Nearly every industrial and service business has an ongoing need for MRO supplies. These businesses, with the exception of the largest industrial plants, often do not have the resources to manage and monitor their MRO inventories effectively. They spend more than necessary to purchase and track their supplies, providing an opportunity for MSC to serve as their one-stop MRO product supplier. Even the larger facilities often store their supplies in multiple locations, so they often carry excess inventories and duplicate purchase orders. In many organizations, multiple people often acquire the same item in small quantities via expensive, one-off purchases, resulting in higher purchasing costs and administrative efforts to keep track of supplies.

With limited capital availability and limited E-commerce capabilities and operating leverage, smaller industrial distributors are under increasing pressure to consolidate and/or curtail services and product lines to remain competitive. Their challenge represents MSC's opportunity. We improve purchasing efficiency and reduce costs for our customers because our offerings enable our customers to consolidate suppliers, purchase orders and invoices, and reduce inventory tracking, stocking decisions, purchases and out-of-stock situations. In addition, through Vendor Managed Inventory ("VMI"), Customer Managed Inventory ("CMI") and vending solutions, we empower our customers to utilize sophisticated inventory management solutions.

Business Strategy

MSC's business strategy is based on helping our customers become more productive and profitable by reducing their total costs for purchasing and using metalworking, MRO, Class C Consumables and OEM products and services. Leveraging our expertise, knowledge and experience with metalworking products will continue to be a key tenet of our business strategy. Our customer-focused culture and high-touch engagement model drive value for our customers and result in deep customer relationships. Our business strategy includes the following key elements:

Technical Expertise and Support. MSC provides technical support and personalized service through our team of field sales specialists and centralized technical representatives. With a dedicated team of over 160 metalworking, safety, and fluid connector technical specialists, we work closely with our customers to optimize their manufacturing processes and improve efficiency. Our experts perform in-depth onsite needs analyses and identify opportunities for productivity improvements, supported by our proprietary Ap Op software, which captures and documents cost-saving measures.

Leveraging MSC's extensive database of customer test data, our specialists are equipped with advanced tools that allow them to deliver precise, data-driven recommendations that enhance efficiency, reduce costs and improve overall manufacturing outcomes. These insights empower our customers to make informed decisions that enhance their operations. Additionally, our exclusive MSC MillMax® service optimizes the milling process, helping customers achieve faster results and greater operational efficiency. This combination of technical expertise and cutting-edge tools positions MSC as a trusted partner in driving productivity and profitability.

Inventory Management Solutions. We begin with a comprehensive customer assessment to understand each customer's unique operational landscape, including their size, industry, supply chain complexity and performance goals. Our experienced associates then design and recommend tailored solutions that align with the customer's specific requirements, whether that involves streamlining procurement processes, optimizing inventory levels or reducing total cost of ownership. Our robust suite of inventory management options includes eProcurement, VMI, CMI, vending, tool crib control and in-plant solutions.

These solutions are supported by our world-class sourcing capabilities, logistics infrastructure and business systems, ensuring consistent, reliable service across all touchpoints. Whether a small manufacturer or a large national enterprise, our approach is designed to drive operational efficiency, enhance productivity, and support long-term growth.

Broad Selection of Products. Customers want a full range of product options, even as they look to reduce the number of suppliers they partner with. We provide "good-better-best" alternatives, comprising a spectrum of brand name, MSC exclusive brand and generic MRO products. MSC's broad selection of products enables customers to choose the right combination of price and quality on every purchase to meet their needs.

Same-Day Shipping and Next-Day Delivery. We guarantee same-day shipping of our core metalworking and MRO products, enabling customers to reduce supply inventories. We also offer next-day delivery nationwide for qualifying orders placed by 8 p.m. Eastern Time. Our customers value this service, and areas accessible by next-day delivery generate significantly greater sales for MSC than areas where next-day delivery is not available.

Superior Customer Service. Our commitment to customer service starts with our many associates who share their deep expertise and knowledge of metalworking, MRO, Class C Consumables and OEM products to help our customers achieve greater success. We invest in sophisticated information systems and provide extensive training to empower our associates to better support our customers. Using our proprietary customer support software, our customer care representatives can: inform customers on a real-time basis of product availability; recommend substitute products; verify credit information; receive special, custom or manufacturer direct orders; cross-check inventory items using previously entered customer product codes; and arrange or provide technical assistance. We offer: customized billing; customer savings reports; electronic data interchange ordering; E-commerce capabilities; bulk discounts; and stocking of specialty items requested by customers.

Commitment to Technological Innovation. We embrace technological innovations to support our customers, which in turn propels our growth, improves our customer service and reduces our operating costs. The innovations make our buying practices more effective, improve our automated inventory replenishment and streamline order fulfillment. MSC's proprietary software helps our customers and sales representatives determine the availability of products in real time and evaluate alternative products and pricing. Our CFCs are automated through the use of advanced systems and robotics platforms that allow us to rapidly process orders for next-day delivery, with greater efficiency.

We also continually upgrade our distribution methods and systems and provide comprehensive electronic ordering capabilities to support our customers' purchase order processing. We are committed to investing in our VMI, CMI and vending solutions that streamline customer replenishment and trim our customers' inventories. Our integrated approach to the shop floor, with vending and crib software, provides broad flexibility in our solutions configurations. This integration enables customers to gain full visibility into their on-hand inventory regardless of which solution is utilized. Our vending solutions include different kinds of machines, such as storage lockers or carousels, which can stand alone or be combined with other machines. Our vending machines use network or web-based software to enable customers to gain inventory visibility, save time and drive profitability.

Competitive Pricing. Customers increasingly evaluate their total procurement costs, of which our industrial supplies are an important component. As a result, we strategically adjust our customer pricing to maintain competitiveness, while capturing the value of our comprehensive services.

Growth Strategy

Our growth strategy includes several initiatives to gain market share and to position us as a mission-critical partner to our customers. These initiatives include the following:

Increasing sales to existing customers and generating new customers with various value-added programs. We drive growth by expanding sales with existing customers and attracting new ones through targeted, value-added programs tailored to their operational needs. These programs include in-depth business needs analysis to uncover inefficiencies, advanced inventory management solutions and workflow management tools. These solutions provide secure, point-of-use access to a wide range of products, helping improve accountability, streamline procurement and usage tracking and ensure critical items are always available. Our vending machines are customizable and scalable, making them ideal for diverse industrial environments.

MSC website and E-commerce capabilities. The MSC website is a business-to-business oriented, online storefront serving the metalworking and MRO market. The MSC website contains a searchable online catalog which allows customers to find SKUs by keyword, part description, competitive part number, vendor number or brand. The website also provides electronic ordering capabilities, online bill payment, delivery tracking status, and personalized real-time inventory availability. The MSC website is a key component of our strategy to reduce our customers' transaction costs and delivery time. Information can also be found detailing MSC's in-plant and other inventory management solutions. The Company continues to evaluate its E-commerce platforms, including the MSC website, solicit customer feedback and make improvements to ensure that it remains a premier website in our industry.

We offer advanced tools that integrate our solutions with customer purchasing platforms and workflows. This includes straightforward integrations, such as embedding customer inventory levels into searches on the MSC website, as well as more sophisticated solutions like facilitating the approval and compliance processes for vending and VMI carts through the MSC website or eProcurement platforms. Many large customer accounts transact business with MSC using eProcurement solution providers that sell a suite of E-commerce products. We have associations with many of these providers and continue to evaluate and expand our eProcurement capabilities.

Improving our excellent customer service. MSC consistently receives top quartile customer satisfaction ratings, according to customer surveys. We use feedback from customer comment cards, surveys and other customer outreach tools to improve the overall customer experience. By working to anticipate our customers' needs, we strive to exceed our customers' expectations. With a focus on customer experience and engagement, MSC continues to invest in technology to enhance our customer care infrastructure, enabling enhanced personalization and collaboration among customer care teams. This focus on our customers' needs enables us to achieve our goal to stand apart in the market.

Modernizing our marketing strategy. MSC leverages a robust customer intelligence ecosystem to identify and engage high-value prospects. Our integrated marketing approach enhances sales force effectiveness through targeted digital campaigns and selectively deployed traditional tactics. With deep industry expertise, we prioritize outreach in sectors with the highest growth potential.

Expanding programs for our public sector and national account customers. MSC's public sector organization is focused on becoming an industry leader and trusted advisor to key public sector customers. Over the last five years, MSC's investment in the public sector organization has resulted in several large contracts with federal, state and local agencies. MSC is focused on expansion and growth within the public sector end market by supporting this unique customer type.

We provide customized national account programs for larger customers, often on an enterprise-wide basis. These national account customers value our ability to electronically support their procurement needs with comprehensive solutions, which reduce transactional costs and working capital requirements while enhancing data visibility. Our dedicated national account managers and operations experts provide supply chain solutions that reduce these customers' total costs of procurement and ownership through increased visibility into their MRO products and services purchases and improved management. We demonstrate these savings by providing these customers with detailed reporting at both the enterprise and site level.

Optimizing sales territories and unlocking productivity in our direct sales force. We have invested resources to maximize seller potential through an enhanced data-driven territory model to optimize field seller portfolios. We have also implemented enhanced analytics to enable additional cross selling opportunities among MSC's product portfolio. As of August 30, 2025, our field sales and service associate headcount was 2,636. We believe that our sales force investment has played a critical role in the overall success of the Company's revenue performance. Our sales force, focusing on a more complex and high-touch role, drives value for our customers by enabling them to achieve higher levels of growth, profitability and productivity.

Increasing the number of product lines and productive SKUs. We offer approximately 2.5 million active, saleable SKUs through our distribution and E-commerce channels, including the MSC website, inventory management solutions, catalogs, brochures, customer care centers, customer fulfillment centers, regional inventory centers and warehouses. The majority of products sold are third-party manufactured products; however, SKUs sold under MSC exclusive brands represent approximately 15% of net sales. We are increasing the breadth and depth of our product offerings and pruning non-value-added SKUs. We also leverage the depth and breadth of MSC's product portfolio within our Class C Consumables and OEM product lines.

Selectively pursuing strategic acquisitions and investments. MSC is a leader in the highly fragmented industrial distribution market with significant opportunities for organic and acquisitive growth. We selectively pursue strategic acquisitions that deepen our metalworking expertise, extend our capabilities into strategic adjacencies, such as OEM fasteners, hardware and components, and expand our markets in North America. We also seek to target investments in businesses and other ventures that we believe offer opportunities for growth and improved operational performance for our business.

Reclassification

In the first quarter of fiscal year 2024, we completed our reclassification (the "Reclassification") of our common stock to eliminate our Class B Common Stock, par value $0.001 per share ("Class B Common Stock" and, together with our Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), "Common Stock"). Pursuant to the Reclassification, each issued and outstanding share of Class B Common Stock was reclassified, exchanged and converted into 1.225 shares of Class A Common Stock. See Note 12, "Shareholders' Equity" in the Notes to Consolidated Financial Statements for additional information.

Intellectual Property

We conduct business under various trademarks and service marks. We protect these trademarks by maintaining registrations in the United States, Canada and elsewhere. We also file for and obtain patents and use confidentiality and other agreements with customers, associates, consultants and others in order to protect our proprietary information. Although we do not believe our operations are substantially dependent upon any of our intellectual property, we consider our intellectual property to be valuable to our business.

Products and Supplier Services

Our broad range of metalworking and MRO products includes cutting tools, abrasives, machining fluids, measuring instruments, machinery and accessories, tooling components, fasteners, flat stock, raw materials, machinery hand and power tools, safety and janitorial supplies, plumbing supplies, materials handling products, power transmission components and electrical supplies. The expansive number of SKUs make us an increasingly valuable partner to our customers as they look to rationalize their supplier base. Our assortment of national branded product suppliers, MSC exclusive brands, and value-oriented generic branded products distinguishes us from competitors. The variety and availability of our product base, competitive pricing and dependable product quality levels enable our customers to select from "good-better-best" options on nearly all of their purchases. Our extensive network of supplier partnerships provides us access to technical applications, safety, training certifications and many other value-added services for our customers.

We purchase substantially all of our products directly from more than 3,000 suppliers. No single supplier accounted for more than 5% of our total purchases in fiscal year 2025.

Customer Fulfillment Centers and Distribution Network

We continue to invest in the improvement of our distribution efficiency and capabilities. We manage our primary customer fulfillment centers via computer-based SKU tracking systems and radio frequency devices that locate specific stock items to make the selection process more efficient. Certain of our customer fulfillment centers also utilize robotic packing solutions and order-picking systems that improve productivity and associate safety while reducing energy consumption and saving space. Some specialty or custom items and very large orders are shipped directly from the manufacturer. Our warehouses are predominantly from our acquired subsidiaries. Similar to our customer fulfillment centers, these warehouses primarily handle the stocking and fulfillment of inventory. However, in some cases, these locations also operate as subsidiary headquarters and provide office space for sales associates.

Sales and Marketing

We serve individual machine shops, Fortune 1000 companies, public sector agencies and manufacturers of all sizes. We have scaled our tooling, regrinding and tool manufacturing service offering through recent acquisitions, such as Premier Tool Grinding, Inc. ("Premier") and Tru-Edge Grinding, Inc. We have also expanded our presence in the OEM fasteners, hardware and components business and in the VMI space within the Class C Consumables sales channel. VMI involves not only selling the Class C Consumables, but also managing appropriate stock levels for the customer, fulfilling replenishment orders, putting away the stock, and maintaining a clean and organized inventory area.

Our digital ecosystem, anchored by the MSC website, serves as the primary means of presenting products and solutions. We execute omnichannel campaigns across search, email, social media, and digital advertising to meet customers where they are and drive measurable outcomes. While digital remains our core focus, we strategically deploy print assets such as catalogs and brochures to support targeted outreach in key verticals like metal fabrication, facilities management, and safety. These efforts are designed to present tailored product recommendations and relevance across each touchpoint.

We deploy advanced analytics and artificial intelligence ("AI")-driven insights to optimize our return on investment in marketing across customer acquisition and retention initiatives. Our strategy is anchored in digital-first channels, including programmatic advertising, personalized email journeys, and performance-based media, tailored to evolving customer purchasing behaviors. Traditional channels like catalogs and direct mail are used strategically to complement digital efforts. Our targeting is powered by proprietary and market data to reach buyers with the highest conversion potential.

MSC's national account program includes Fortune 1000 companies, large privately held companies, and international companies primarily doing business in North America. Our public sector customers include governments and their instrumentalities such as federal agencies, state governments, and public sector healthcare providers. Federal government customers include the United States General Services Administration, the United States Department of Defense, the United States Marine Corps, the United States Coast Guard, the United States Postal Service, the United States Department of Energy, large and small military bases, Veterans Affairs hospitals, and correctional facilities. We have individual state and local contracts, as well as contracts through partnerships with several state co-operatives.

Our sales representatives are highly trained and experienced individuals who build relationships with customers, assist customers in reducing costs, provide and coordinate technical support, coordinate special orders and shipments with vendors, and update customer account profiles in our information systems databases. Our marketing approach centers on the ability of our sales representatives, armed with our comprehensive databases as a resource, to respond effectively to the customers' needs. When a customer interacts with MSC, the sales representative has immediate access to that customer's company and specific buyer profile, which includes billing and purchasing track records, and plant and industry information. In addition to customer information, the sales representative also has access to inventory levels on every SKU we carry.

Our associates at our customer care centers undergo an intensive training course, followed up by regular training seminars and workshops. We monitor and evaluate our sales associates at regular intervals through quality monitoring, customer satisfaction surveys and net promoter score feedback. We also provide our sales associates with technical training by our in-house specialists and product vendors. In addition to technical specialists in the field, we maintain separate technical and sourcing support groups dedicated to answering customer inquiries and assisting our customers with product operation information and finding the most efficient solutions to manufacturing problems.

Customer Service

One of our goals is to make purchasing our products as convenient and effortless as possible. During fiscal year 2025, customers submitted approximately 63.8% of their orders digitally through our E-commerce platforms (the MSC website, vending machines and eProcurement). The remaining orders were primarily placed via telephone, email and fax. The efficient handling of orders is a critical aspect of our business. Order entry and fulfillment occurs at our main customer care centers, mostly located at our customer fulfillment centers. Customer care phone representatives enter non-digital orders into computerized order processing systems. In the event of a local or regional disruption, our communications system will reroute customer exchanges to an alternative location. When an order enters the system, a credit check is performed; if the credit is approved, the order is usually transmitted to the customer fulfillment center closest to the customer. Customers are invoiced for merchandise and shipping and handling promptly after shipment.

Information Systems

MSC's information systems are an integral part of driving growth and delivering our full value proposition to our customers. In today's digital world, our systems allow our customers to conduct business with us securely across multiple channels and in the way they want. In addition, our systems enable data visibility for faster decision making, which drives operational efficiency and supports a flexible workforce.

Our E-commerce environment is continually being upgraded and enhanced with a focus on delivering an exceptional online customer experience. To achieve this, we developed and utilize a proprietary search engine, deployed an integrated digital marketing platform and we continue to utilize and enrich our product data.

In response to shifts in the labor market, we have accelerated automation in our customer fulfillment centers. We have introduced a patented robotic packing solution and deployed advanced robotic picking technology to several customer fulfillment centers.

Our information systems largely operate in real time over a secure wide area network, letting each customer fulfillment center share information and monitor daily progress on sales activity, credit approvals, inventory levels, stock balancing, vendor returns, order fulfillment and other key performance measures. We maintain a sophisticated buying and inventory management system that monitors our SKUs and automatically purchases inventory from vendors for replenishment, based on proprietary forecasting models. We also maintain an electronic data interchange and XML purchasing program with our vendors to boost order placement efficiency, reduce order cycle processing time, and increase order accuracy.

As part of our commitment to creating services that fuel the potential of our customers, we develop and maintain a suite of proprietary VMI digital solutions. These VMI digital solutions allow our customers to focus on their core business, while MSC manages their inventory ordering, fulfillment and replenishment. Our various VMI digital solutions are customizable to meet both simple and complex customer needs. Our scanning solutions integrate scanner accumulated orders directly into our Sales Order Entry system and the MSC website. Our CMI enables customers to simply and effectively replenish inventory by submitting orders directly to the MSC website. Our customized vending solutions are used by customers in manufacturing plants to help them achieve supply chain and shop floor optimization, through inventory optimization and reduced tooling and labor costs. All of our digital solutions function directly as front-end ordering systems for our e-Portal-based customers. These solutions take advantage of advanced technologies built upon the latest innovations in E-commerce and wireless and cloud-based computing.

Our core business systems run in a highly distributed computing environment and utilize software and hardware platforms from key partners. We utilize disaster recovery techniques and procedures, which are consistent with best practices in enterprise IT.

We believe that our current systems and practice of implementing regular updates are adequate to support our current needs. We have upgraded and migrated many of our systems to take advantage of the flexibility and controls offered by cloud computing platforms while downsizing our on-premise data center footprint.

Our sales representatives are equipped with proprietary mobile technology that allows them to tap into MSC's supply chain directly from our customers' manufacturing plants and make sure that critical inventory is always on site and available. In addition, we are enhancing our customer-facing websites and portals to reflect this new mobile reality at a pace in line with customer adoption of mobile technology.

Our customer care centers are powered via state-of-the-art telephony, case management and workforce optimization platforms. The features within the platforms create a seamless environment equipped with advanced applications that assist our associates in optimizing our customers' experience. The architecture has established a dynamic infrastructure that is scalable both in terms of operations and future capabilities. We continue to invest in technology and implement additional functionality aimed at enhancing the engagement and personalization of the customer experience regardless of the contact method chosen.

MSC is actively leveraging AI in various areas to improve customer experiences and drive efficiencies in areas such as time-series forecasting models for financial planning, recommendations for our customer-care team, order error processing, natural language processing to automate product taxonomy classification and chatbots for our associates to quickly find relevant information. We continue to take steps to understand and utilize this technology in additional areas within the Company. We believe our strategic alignment with leading vendors in this space will position MSC well for a future where AI technology will be integrated into many aspects of MSC's business.

Competition

The MRO supply industry is a large, fragmented industry that is highly competitive. We face competition from traditional channels of distribution, such as retail outlets, dealers and wholesalers, regional and national distributors utilizing direct sales forces, manufacturers of MRO supplies, large warehouse stores and large direct mail distributors. We also face substantial competition in the online distribution space that competes with price transparency and includes both traditional distributors and non-traditional, web-based E-commerce competitors. In addition, new entrants in the MRO supply industry could increase competition. Industrial distribution remains highly fragmented, however we believe that sales of MRO supplies will continue to become more concentrated over time, which may make MRO supply distribution more competitive. Some of our competitors challenge us with a greater variety of product offerings, greater financial resources, additional services, or a combination of these factors. In the industrial products market, customer purchasing decisions are based primarily on one or more of the following criteria: price, product selection, product availability, technical support relationship, level of service and convenience. We believe we compete effectively on all such criteria. Our industry has seen consolidation in recent years. The trend of our industry toward consolidation could cause the industry to become more competitive (i) as greater economies of scale are achieved by competitors, or (ii) as competitors with new lower-cost business models are able to operate with lower prices and gross profit on products.

Seasonality

During any given time, we may be impacted by our industrial customers' plant shutdowns, particularly during the summer months (our fiscal fourth quarter), as well as the winter months for the Christmas and New Year holiday period (our fiscal second quarter). In addition, we may be impacted by weather-related disruptions.

Compliance with Health and Safety and Environmental Laws and Regulations

Our operations are subject to a variety of federal, state, local and non-U.S. health and safety and environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation and remediation of certain materials, substances and wastes. We continually assess our compliance status and management of environmental matters to ensure that our operations are compliant with all applicable environmental laws and regulations.

Operating and maintenance costs associated with environmental compliance and management of sites are a normal and recurring part of our operations. With respect to matters that may be pending, based on our analysis of relevant facts and circumstances, compliance with applicable environmental laws and regulations is not likely to have a material adverse effect upon our capital expenditures, earnings or competitive position.

Human Capital Resources

At MSC, we refer to our workforce as our team of "associates," rather than employees, because we believe that our associates have a stake in our success. We rely on each other to be as dedicated to MSC as MSC is dedicated to each associate. This is a critical part of our expectations of our associates and a unique part of our culture.

As of August 30, 2025, we employed 7,284 associates worldwide, of which 7,077 were full-time and 207 were part-time. No associate is represented by a labor union. Approximately 88% of our workforce is based in the United States. MSC has not experienced work stoppages and considers associate relations to be good.

Our goal is to attract, develop and retain a talented team of associates inspired by our greater purpose of fueling the potential of our stakeholders. We believe a career at MSC includes:

- Purpose – MSC helps to fuel the industrial economy, propel our stakeholders' success, and contribute to our customers' growth.
- People and Respect – MSC cares about people. We strive to offer a positive work environment, with people you like and leaders you can respect.
- Health and Well-being – MSC offers many available options for our associates and their families to be healthy and plan for the future.

- Rewards and Recognition – Appreciation for our associates' contributions and the opportunity to share financially and intrinsically in MSC's success.
- Growth – The opportunity to learn, take risks and develop a career.

Health and Safety

MSC's safety vision is to strive for zero injuries and build a culture in which safety is a top value across all levels of the organization and every associate has the right and responsibility to continually seek to prevent injuries. Our safety team and associates are highly engaged in identifying trends in our incidents throughout the network and working collaboratively with our leadership to effectively reduce incidents and to make MSC one of the safest places to work.

In the 2024 calendar year, the Company's Occupational Safety and Health Administration ("OSHA") Total Recordable Incident Rate was 0.77 and the Company's OSHA Lost Time Incident Rate was 0.42 based upon the number of incidents per 100 associates (or per 200,000 work hours). The Company's rates fall well below the Total Recordable Incident Rate and the Lost Time Incident Rate of the North American Industry Classification System.

Talent Acquisition and Development

MSC focuses on creating opportunities for associate growth, development and training education, offering a comprehensive talent program that continues throughout an associate's career. MSC believes that its future success is highly dependent upon the Company's continued ability to attract, retain and motivate associates. As part of its efforts in these areas, the Company offers competitive compensation and benefits to meet the diverse needs of team members and support their health and well-being, financial future and work-life balance. Associates are given access to health plan resources, disease management, tobacco cessation, parental support, and stress management programs. In addition, MSC provides to its associates retirement savings, paid holidays and time off, educational assistance and income protection benefits, as well as a variety of other programs.

MSC also offers through MSC University various learning and development opportunities in support of associate career growth and success through a variety of offerings, including virtual classrooms and webinars, instructor-led courses, informal work groups, e-learning, books and articles, and more. These opportunities can drive improvement, facilitate career development, provide coaching and mentoring opportunities, and enhance communication skills. The average training hours completed by each MSC associate in fiscal year 2025 was approximately 20 hours. Additionally, MSC's tuition assistance program covers educational costs and provides eligible associates the financial assistance to obtain a graduate or undergraduate degree while working.

Available Information

We make available, free of charge, on or through the investor relations portion of our website, *https://investor.mscdirect.com*, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports, as well as proxy statements and other information, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. We also make available, on our website, the charters of the committees of the Board of Directors of the Company (our "Board of Directors"), the Code of Ethics, the Code of Business Conduct and the Corporate Governance Guidelines pursuant to SEC requirements and New York Stock Exchange ("NYSE") listing standards. The information on our website, or linked to or from our website, is not incorporated by reference into, and does not constitute a part of, this Report or any other documents we file with, or furnish to, the SEC.

We use the investor relations portion of our website to distribute information, including as a means of disclosing material, non-public information, and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information regarding the Company on our website (*https://investor.mscdirect.com)*. Accordingly, investors should monitor the investor relations portion of our website in addition to our press releases, SEC filings and other public communications.

ITEM 1A. RISK FACTORS.

In addition to the other information in this Report, the following factors should be considered in evaluating the Company and its business. Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our business, financial condition, or results of operations are as follows:

Risks Related to Our Business

Our business depends heavily on the operating levels of our customers and the economic factors that affect them, including general economic conditions.

Many of the primary markets for the products and services we sell are subject to cyclical fluctuations that affect demand for goods and materials that our customers produce. Consequently, demand for our products and services has been, and will continue to be, influenced by many of the same economic factors that affect demand for and production of our customers' products.

When current or prospective customers reduce production levels because of lower demand or tight credit conditions, as occurs in economic downturns, their need for our products and services diminishes. Selling prices and terms of sale with our customers come under pressure, which may adversely affect the profitability and the durability of customer relationships. Credit losses increase as well. Volatile economic and credit conditions also make it more difficult for distributors, as well as customers and suppliers, to forecast and plan future business activities and may prevent them from ordering our products as frequently or in the quantities they otherwise would. As a result of any such economic recession or slowing in the rate of growth, we may experience a material adverse effect on our business, financial condition, or results of operations.

Additionally, macroeconomic conditions may impact the proper functioning of financial and capital markets, foreign currency exchange rates, commodity and energy prices, labor and supply costs, and interest rates. We have also been affected by macroeconomic conditions specific to the principal end markets that we serve, including as the result of work stoppages and organized labor activity or reduced industrial activity due to tariffs. Any or all of these factors may impact us, our customers, and their demand for our products.

Further, our business is highly related to the manufacturing sector. As various sectors of our manufacturing customer base face increased foreign competition, and in fact lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share and growth prospects.

Changes in our customer and product mix, or adverse changes to the cost of goods we sell, could cause our gross margin percentage to fluctuate or decrease.

As a distributor, our profitability is highly dependent on our gross margin, which in turn varies based on the product sold and the type of customer. From time to time, we experience changes in our customer mix and in our product mix. Changes in our customer mix have resulted from various factors, such as changes in the geographies we serve, daily selling activities within current geographic markets, and targeted selling activities to different customers. Changes in our product mix have also resulted from various factors, such as marketing activities to existing customers, needs communicated to us from existing and prospective customers, tariff-driven sourcing decisions, and business acquisitions. As our national account and government customer program sales grow, we will face continued pressures on maintaining gross margin because these customers receive lower pricing due to their higher level of purchases from us. In addition, our continued expansion of our vending program and other E-commerce platforms places pressure on our gross margin. We may also be subject to price increases from our suppliers and independent freight carriers that we may not be able to pass along to our customers, particularly in periods of high or rapid inflation.

Volatility in commodity, energy and labor prices, as well as periods of abnormal inflation, may adversely affect operating margins.

In times of commodity, energy and labor price increases, we may be subject to price increases from our suppliers and independent freight carriers that we are unable to pass along to our customers. Raw material costs used in our suppliers' products (steel, tungsten, etc.) and energy and labor costs may increase, which may result in increased production costs for our suppliers that they pass along to us. In recent years, the fuel costs of our independent freight carriers have also been volatile. Our suppliers and independent freight carriers typically look to pass increased costs along to us through price increases. When we are forced to accept these price increases, we may not be able to pass them along to our customers, resulting in lower margins.

In addition to increases in commodity, energy and labor prices, decreases in those costs, particularly if severe, could also adversely affect us by creating deflation in selling prices, which could cause our gross profit margin to deteriorate, or by negatively impacting customers in certain industries, which could cause our sales to those customers to decline.

Inflation impacts the costs at which we can procure products and our ability to increase prices at which we sell to customers over time. Prolonged periods of low inflation or deflation could adversely affect our ability to increase the prices at which we sell to customers. Periods of high or rapid inflation, such as the historically high levels of inflation the United States has experienced in recent years, may also cause the prices that our suppliers and independent freight carriers charge to increase rapidly or unpredictably. We may not be able to pass along increased costs due to inflation in full or synchronously to customers, which may result in lower margins or changes in our relationships with customers.

We operate in a highly competitive industry, which is evolving and consolidating, which could have a material adverse effect on our business, financial condition, or results of operations.

The MRO supply industry, although consolidating, still remains a large, fragmented industry that is highly competitive. We face competition from traditional channels of distribution, such as retail outlets, dealers and wholesalers, regional and national distributors utilizing direct sales forces, manufacturers of MRO supplies, large warehouse stores and large direct mail distributors. We believe that sales of MRO supplies will continue to become more concentrated over time, which may make MRO supply distribution more competitive. Some of our competitors challenge us with a greater variety of product offerings, greater financial resources, additional services, or a combination of these factors. In addition, we also face the risk of companies that operate primarily outside of our industry entering our marketplace.

Our industry is evolving at a rapid pace. If we do not have the agility and flexibility to effectively respond to the accelerated pace of industry changes, our strategy could be put at risk resulting in a loss of market share. We also face substantial competition in the online distribution space that competes with price transparency. Increased competition from online retailers (particularly those major internet providers who can offer a wide range of products and rapid delivery), and the adoption by competitors of aggressive pricing strategies or sales methods, could cause us to lose market share or reduce our prices, adversely affecting our sales, margins, and profitability.

Traditional MRO suppliers are attempting to consolidate the market through internal expansion or acquisitions or mergers with other industrial suppliers, or a combination of both. This consolidation allows suppliers to improve efficiency, spread fixed costs over a greater number of sales, and achieve other benefits derived from economies of scale. The trend of our industry toward consolidation could cause the industry to become more competitive as greater economies of scale are achieved by competitors, or as competitors with new lower-cost business models are able to operate with lower prices and gross profit on products. These trends may adversely affect our sales, margins and profitability.

In order to operate more efficiently, control costs and improve profitability, we incur restructuring and other costs, which can include consulting, severance and separation costs. There can be no assurance that action taken in connection with such costs will achieve their intended benefits.

As a supplier to the public sector, we are subject to certain laws and regulations that mandate compliance standards, may result in potential liabilities and may increase our costs of doing business.

As a supplier to the U.S. government and public sector, which represented approximately 10% of the Company's total revenue in fiscal year 2025, we must comply with certain laws and regulations, including the Trade Agreements Act, the Buy American Act and the Federal Acquisition Regulation, relating to the formation, administration and performance of U.S. government contracts. These laws and regulations affect how we do business with government customers and, in some instances, impose added compliance and other costs on our business. From time to time, we are subject to governmental or regulatory inquiries or audits relating to our compliance with these laws and regulations. A violation of these specific laws and regulations, as well as others, could result in the imposition of fines and penalties, the termination of our public sector contracts or harm to our reputation, all of which would cause our business to suffer.

Our business is exposed to the credit risk of our customers, which could have a material adverse effect on our business, financial condition, or results of operations.

We generally do not require collateral from our customers, which exposes us to credit risk. We evaluate the collectability of accounts receivable based on numerous factors, including past transaction history with customers and their creditworthiness based on our periodic reviews, and a reserve for accounts that we believe to be uncollectible. A significant deterioration in the economy or the financial condition of our customers, including as a result of higher inflation and fluctuations in interest rates, geopolitical events or macroeconomic events, could have an adverse effect on our ability to collect our accounts receivable, lengthen payment cycles and increased collection costs.

Failure to accurately forecast customer demand and timely purchase inventory could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows and harm to our business.

To meet anticipated demand for our products, we may purchase products from manufacturers outside of our typical programs, including payment terms, and in advance of customer orders, which we hold in inventory and resell to customers. We are subject to the risk that we may be unable to sell all of the products we purchase for resale. Inventory levels in excess of customer demand may result in inventory impairment or write-downs, and the sale of excess inventory at discounted prices could have a material adverse effect on our business, financial condition, or results of operations. Excess inventory could result from factors such as incorrectly anticipating demand for such products or rapid changes in customer preference, product innovations, or customer financial condition. Conversely, if we underestimate customer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages could result from events such as difficulties in product sourcing, including due to supply chain disruptions affecting us and our suppliers, or the concentration of demand for a limited number of SKUs. Inventory shortages could delay shipments to customers, negatively impact customer relationships, reduce cash flows and have a material adverse effect on our business, financial condition, or results of operations.

Interruptions in our ability to make deliveries to our customers could have a material adverse effect on our business, financial condition, or results of operations.

Our ability to provide same-day shipping and next-day delivery of our core metalworking and MRO products is an integral component of our overall business strategy. Disruptions at transportation centers, shipping ports, or our customer fulfillment centers, including global and domestic locations, due to third-party work stoppages with our shipping partners or otherwise, or labor shortages or severe weather conditions affect both our ability to maintain core products in inventory and to deliver products to our customers on a timely basis, which may in turn adversely affect our customer relationships and results of operations. In addition, severe weather conditions and work stoppages affecting the end markets we serve could adversely affect demand for our products in particularly hard-hit regions and impact our sales and/or our ability to deliver our products.

Supply chain disruptions could have a material adverse effect on our business, financial condition, or results of operations.

Disruptions in our supply chain due to such factors as natural and human-induced disasters, widespread contagious diseases or viruses, geopolitical events such as war, economic sanctions, civil unrest, rioting or terrorist attacks in the United States or countries in which we operate, our key suppliers are located or through which our products are transported or distributed, transportation disruptions, labor disputes or shortages, raw material shortages, inadequate manufacturing capacity or utilization to meet demand, actions by governments and central banks that impact the flow of international goods, and the imposition of other trade limitations, prohibitions or sanctions that increase the costs of domestic and international trade and transportation, could restrict our ability to obtain products that our customers demand or to meet delivery expectations, which could have a material adverse effect on our business, financial condition, or results of operations. Any such disruption or other catastrophic event could cause our distribution channels and networks to become limited or non-operational, adversely affect our ability to obtain or deliver products to our customers in a timely manner, limit our ability to meet customer demand, result in lost sales, increased costs, penalties, order cancellations or contract terminations, or adversely affect our customer relationships.

Our business depends on our ability to attract, train and retain qualified sales and customer service personnel and metalworking and specialty sales specialists.

Our business depends on our ability to attract, train and retain qualified sales and customer service personnel and metalworking specialists. We greatly benefit from having associates who are familiar with the products we sell and their applications, as well as associates, particularly metalworking specialists, who can provide technical support to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be difficult to hire and retain in sufficient numbers. Additionally, our ability to hire and retain such qualified individuals may be adversely affected by global and domestic economic uncertainty, or increased competition for such qualified individuals. If we are unable to hire and retain associates capable of providing a high level of customer service and technical support, our operational capabilities and ability to provide differentiated services may be adversely affected.

The loss of key suppliers or contractors or key brands could have a material adverse effect on our business, financial condition, or results of operations.

We believe that our ability to offer a combination of well-known brand name products and competitively priced exclusive brand products is an important factor in attracting and retaining customers. Our ability to offer a wide range of products and services is dependent on obtaining adequate product supply and services from our key suppliers and contractors. The loss of, or a substantial decrease in, the availability of products or services from key suppliers or contractors at competitive prices, or the loss of a key brand, could cause our revenues and profitability to decrease.

Changes to trade policies or trade relationships could make sourcing products from overseas more difficult and/or costlier as well as negatively affect the markets we sell into.

Changes to trade policies or trade relationships, including the imposition of significant restrictions, quotas, duties, tariffs or moratoriums on economic activity with certain countries or regions, whether because of amendments to or the elimination of existing trade agreements or the imposition of new or modified trade tariffs or other governmental orders or sanctions, could have an adverse effect on our business. These changes and other changes to trade policies or trade relationships could adversely affect our ability to secure sufficient products to service our customers and/or result in increased product costs that we may not be able to pass on to our customers, resulting in lower margins or otherwise adversely affecting our sales.

In 2025, the U.S. announced a variety of additional tariffs on goods from multiple nations and trading blocks and has been targeted with reciprocal tariffs and other retaliatory actions in response. Although the implementation of many of these tariffs and retaliatory measures have been paused or delayed, negotiations and the state of international trade policy and relationships continue to evolve. Additional tariffs, or the uncertainty around such tariffs, may cause disruptions to foreign and domestic supply chains or result in price increases. We have incurred, and expect to continue to incur, costs as it relates to these tariffs for the foreseeable future. We expect to continue to pass price increases from our suppliers from tariffs to our customers, which may reduce demand. We have, however, experienced negative impacts on gross profit margin due to the timing difference between our pricing actions and higher levels of inflation-affected inventory.

Supply chain and sourcing efforts over time have diversified our product portfolio to reduce our exposure abroad and although we began to implement pricing and inventory management changes in response to tariffs in early 2025, we experienced the most significant impact on our financial condition and results of operations during the fourth quarter of fiscal year 2025. We expect to continue implementing countermeasures to mitigate the continued impact of tariffs in the first quarter of fiscal year 2026 and beyond. Further, we cannot predict the ultimate impact of tariffs and their effects on the global macroeconomic environment on our financial condition or results of operations.

Opening or expanding our customer fulfillment centers exposes us to risks of delays and may affect our operating results.

In the future, as part of our long-term strategic planning, we may open new customer fulfillment centers to improve our efficiency, geographic distribution and market penetration. In addition, we intend to make, as we have in the past, capital improvements and operational enhancements to certain of our existing customer fulfillment centers. Moving or opening customer fulfillment centers and effecting such improvements requires a substantial capital investment, including expenditures for real estate and construction, and opening new customer fulfillment centers requires a substantial investment in inventory. Additionally, prior to and for some time following the commencement of operations of a new customer fulfillment center or the completion of the expansion of an existing customer fulfillment center, operating expenses as a percentage of sales, inventory turnover and return on investment will be adversely impacted.

We establish insurance-related healthcare reserves based on historical claims experience and actuarial estimates, which could lead to adjustments in the future based on actual claims incurred.

We retain a significant portion of the risk under our healthcare insurance program. We currently self-insure for costs associated with associates' healthcare needs, which is limited by stop-loss coverage. Our healthcare insurance program accruals are determined on an actuarial basis, based on historical claims experience and an estimate of claims incurred but not yet reported and other relevant factors. While we believe our estimation process is well designed, every estimation process is inherently subject to limitations. Fluctuations in the frequency, magnitude or number of claims make it difficult to predict the ultimate cost of claims and may lead to future adjustments of reported results of operations which, depending on the magnitude of such adjustments, may significantly affect our reported results or negatively affect the reliability of our reported results.

An interruption of operations at our headquarters or customer fulfillment centers could have a material adverse effect on our business, financial condition, or results of operations.

Our business depends on maintaining operations at our co-located headquarters and customer fulfillment centers. A serious, prolonged interruption due to power outage, telecommunications outage, cyber-attack, terrorist attack, earthquake, storm, hurricane, flood, fire, drought, tornado and other extreme weather, widespread contagious disease or virus or other events could have a material adverse effect on our business, financial condition, or results of operations.

Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers.

Certain of our customers operate in challenging industries which involve a material risk of catastrophic events. If any of these events are linked to the use of any of our products by our customers, claims could be brought against us by those customers, by governmental authorities, and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. We could experience significant losses as a result of claims made against us, which could have a material adverse effect on our business, financial condition, or results of operations.

Goodwill and other indefinite-lived intangible assets recorded as a result of our acquisitions could become impaired.

As of August 30, 2025, our combined goodwill and other indefinite-lived intangible assets amounted to $734.6 million. To the extent we do not generate sufficient cash flows to recover the net amount of any investment in goodwill and other indefinite-lived intangible assets recorded, the investment could be considered impaired and subject to write-off. We expect to record further goodwill and other indefinite-lived intangible assets as a result of future acquisitions we may complete. Future amortization of such assets or impairments, if any, of goodwill or other indefinite-lived intangible assets would adversely affect our results of operations in any given period. If the financial performance of our business was to decline significantly, we could incur a material non-cash charge to our income statement for the impairment of goodwill and other indefinite-lived intangible assets.

Climate change and societal and governmental responses to climate change could have a material adverse effect on our business, financial condition, or results of operations, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led, and will continue to lead, to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of concerns regarding the impact of climate change, governmental regulations and public perceptions. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. Our efforts to take these risks into account, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Furthermore, climate change may present additional physical risks to our operations and lead to an increased frequency of unusual or extreme weather conditions, which could disrupt our supply chain or harm or disrupt our operations or those of our customers or suppliers.

Risks Related to Our Indebtedness

The terms of our credit facilities and senior notes impose operating and financial restrictions on us, which may limit our ability to respond to changing business and economic conditions.

We currently have credit facilities and outstanding senior notes. For a description of these facilities and senior notes, please see Note 10, "Debt" in the Notes to Consolidated Financial Statements. We are subject to various operating and financial covenants under the credit facilities and senior notes which restrict our ability to, among other things, incur additional indebtedness, make particular types of investments, incur certain types of liens, engage in fundamental corporate changes, enter into transactions with affiliates or make substantial asset sales. Any failure to comply with these covenants may constitute a breach under the credit facilities and senior notes, which could result in the acceleration of all or a substantial portion of any outstanding indebtedness and the termination of revolving credit commitments. Additionally, as interest rates rise, there may be fewer alternatives to our existing credit facilities for raising additional capital or such alternatives may be more expensive.

Our inability to maintain our committed and uncommitted credit facilities or to obtain additional financing could have a material adverse effect on our liquidity, business, financial condition, or results of operations.

Our ability to manage our business and execute our business strategy is dependent, in part, on the continued availability of financing. With respect to committed facilities, lenders may decline to renew or extend credit facilities, or they may require stricter terms and conditions with respect to future facilities, and we may not find these terms and conditions acceptable. With respect to uncommitted facilities, lenders may cease making loans or demand payment of outstanding loans, which may overly restrict our ability to conduct our business successfully and have a material adverse effect on our business, financial condition, or results of operations.

Our ability to obtain additional financing will be dependent on, among other things, our financial condition, prevailing market conditions, and numerous other factors beyond our control. Such additional financing may not be available on commercially reasonable terms or at all. Any inability to obtain financing on an as-needed basis could have a material adverse effect on our business, financial condition, or results of operations.

Risks Related to our Securities

Our principal shareholders own a significant amount of our voting stock and have rights to nominate directors to our Board of Directors, and their interests may differ from those of our other shareholders.

So long as Mitchell Jacobson, Erik Gershwind, other members of the Jacobson / Gershwind Family and certain entities affiliated with the Jacobson / Gershwind family (collectively, the "Jacobson / Gershwind Family Shareholders"), collectively, have beneficial or record ownership of at least 10% of the issued and outstanding shares of Class A Common Stock, our Board of Directors will, subject to the procedures and limitations set forth in that Reclassification Agreement, dated as of June 20, 2023, with the Jacobson / Gershwind Family Shareholders (the "Reclassification Agreement"), nominate two individuals designated by the Jacobson / Gershwind Family Shareholders for election to our Board of Directors at any annual meeting of our shareholders at which directors are to be elected. So long as the Jacobson / Gershwind Family Shareholders, collectively, have beneficial or record ownership of less than 10% but 5% or more of the issued and outstanding shares of Class A Common Stock, our Board of Directors will, subject to the procedures and limitations set forth in the Reclassification Agreement, nominate one individual designated by the Jacobson / Gershwind Family Shareholders for election to our Board of Directors at any annual meeting of our shareholders at which directors are to be elected.

The amount of Class A Common Stock currently held by the Jacobson / Gershwind Family Shareholders, together with the foregoing director nomination rights, provide the Jacobson / Gershwind Family Shareholders with significant continued influence over our decisions. The interests of the Jacobson / Gershwind Family Shareholders with respect to matters potentially or actually involving or affecting us and our other shareholders, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may differ from, or conflict with, the interests of our other shareholders.

Risks Related to IT and Intellectual Property

The growth of our digital platforms and E-commerce capabilities exposes us to particular risks, which could have a material adverse effect on our business, financial condition, or results of operations.

The implementation of our business strategy includes a commitment to technological innovation and the utilization of digital technologies, including the MSC website and other E-commerce capabilities. As our digital platforms have grown in recent years, we have increased, and expect to continue to increase, our investment in developing, managing and implementing IT systems, proprietary software development, and other technological innovations to support our customers. In addition, we continue to invest in our VMI, CMI, and vending solutions, which involve the use of vending machines that rely on network or web-based software.

There could be material adverse effects on our business, financial condition, or results of operations if our customer-facing technology systems are perceived as more difficult or less compelling for customers to use than those of our competitors, if our digital marketing efforts are unsuccessful, or if we are otherwise unsuccessful at realizing the benefits of these investments. Ongoing changes in the legal and regulatory requirements surrounding data privacy, online tracking technologies such as cookies, digital advertising, and other similar matters could require us to modify our E-commerce strategy, incur significant additional costs to comply with such changes, or otherwise have a material adverse effect on our business, financial condition, or results of operations.

We are also actively leveraging AI in various contexts to improve customer experiences and drive efficiencies in certain areas of our business. As we continue to leverage, secure, and pilot the use of AI-driven technologies, we have increased and expect to continue to increase our investments in such technologies. While these innovations can present significant benefits to the Company, they also create risks and challenges. If investments in such technologies are less successful at attracting and retaining customers than similar investments by our competitors, or if we are otherwise unsuccessful at realizing the benefits of these investments, this could have a material adverse effect on our business, financial condition, or results of operations.

Maintaining our IT systems and complying with data privacy laws may incur significant, recurring costs.

Our IT systems are an integral part of our business and growth strategies. We are dependent upon our IT systems to operate our business and our ability to effectively manage our business depends on the security, reliability, and adequacy of our IT systems. We also depend upon our IT systems to help process orders, to manage inventory and accounts receivable collections, to manage financial reporting, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations, to operate our websites and to help provide superior service to our customers. In order to maintain and upgrade our core IT systems, we have made significant investments which have faced, and could in the future face, delays and cost overruns and may result in functionality gaps and therefore not achieve their intended result. We may in the future be required to make additional investments which may have an adverse impact our business, financial condition or results of operation and may also fail to achieve their desired result.

We have made and continue to make investments in technology to protect our systems, computers, software, data and networks from attacks, damage or unauthorized access. We also have implemented numerous security protocols in order to strengthen security, and we maintain a customary cyber insurance policy, but there can be no assurance that breaches will not occur in the future or be covered by our insurance policy. The costs of maintaining our IT systems are significant and require recurring investment. In the past we have experienced, and may again in the future experience, challenges with our IT systems that have caused or may cause us to not realize expected benefits of investments into our IT systems.

In addition to incurring continual costs to maintain cybersecurity, we also incur significant, recurring costs to comply with data privacy laws. Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. Recent privacy security laws and regulations, including the United Kingdom's Data Protection Act 2018 (DPA), the European Union General Data Protection Regulation 2016 (GDPR) that became effective May 2018, the California Consumer Protection Act that became effective January 2020, and other similar state privacy laws, pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in significant penalties.

Disruptions or breaches of our IT systems, or violations of data privacy laws, could have a material adverse effect on our business, financial condition, or results of operations.

Our IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control or anticipation, such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses and physical or electronic break-ins. In addition, our IT systems may be vulnerable to cyber-attacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks and ransomware, all of which are rapidly evolving and becoming increasingly sophisticated. Despite our efforts to ensure the integrity of our IT systems, as cyber-attacks evolve and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat the measures that we take to anticipate, detect, avoid or mitigate these threats. These cyber-attacks and any unauthorized access or disclosure of our customers' information could compromise and expose sensitive information and damage our reputation. Cyber-attacks could also cause us to incur significant remediation costs, including the possibility of government fines, disrupt our operations and divert management attention and key IT resources.

Any material cyber-attack or failure of our IT systems to perform as we anticipate could disrupt our business and operations, result in transaction errors, the loss of data, processing inefficiencies, downtime, litigation, government investigation or fines, substantial remediation costs (including potential liability for stolen assets or information and the costs of repairing system damage), and the loss of sales and customers and damage our reputation. In addition, changes to our IT systems could disrupt our business operations. Any one or more of these consequences could have a material adverse effect on our business, financial condition or results of operations. Additionally, our suppliers and customers also rely upon IT systems to operate their respective businesses. If any of our suppliers or customers experience a cyber-attack or other cyber incident, this could adversely affect their operations, which could have a material adverse effect on our business, financial condition, or results of operations.

Our E-commerce channels are subject to risks related to online payment methods and other online transactions, including through purchasing platforms.

We accept a variety of payment methods via our E-commerce channels, including credit card, debit card and other payment methods and other online transactions. Although we generally rely on third parties to facilitate E-commerce payments and payment processing services, we may become subject to additional compliance requirements regarding these transactions and may also suffer losses from online fraudulent transactions on our E-commerce channels. In addition, we must pay certain transaction fees relating to these transactions, which may increase over time and could have a material adverse effect on product margin, profitability and operating costs. Our E-commerce channels may become subject to further rules and regulations, and changes in these rules and regulations, or their interpretation, could increase costs and have a material adverse effect on our business, financial condition, or results of operations.

General Risk Factors

Our success is dependent on our ability to hire and retain certain key management personnel.

Our success depends largely on the efforts and abilities of certain key members of our senior management. The loss or disruption of the services of one or more of such key personnel or the inability to identify a suitable or temporary successor to a key role could have a material adverse effect on our business, financial condition, or results of operations. We do not maintain any key-man insurance policies with respect to any of our executive officers.

We are subject to litigation risk due to the nature of our business, which could have a material adverse effect on our business, financial condition, or results of operations.

From time to time, we are involved in lawsuits or other legal proceedings that arise from business transactions or the operation of our business. Due to the nature of our business, these proceedings may, for example, relate to product liability claims, commercial disputes or employment matters. In addition, we could face claims over other matters, such as claims arising from our status as a government contractor, intellectual property matters, or corporate or securities law matters. The defense and ultimate outcome of lawsuits or other legal proceedings may result in higher operating expenses, which could have a material adverse effect on our business, financial condition or results of operations.

On March 14, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York by Macomb County Retiree Health Care Fund ("MCRHC") against the Company and certain officers, directors and shareholders of the Company (the "Macomb Litigation"). In June 2025, MCRHC filed an amended complaint. The amended complaint alleges, among other things, breaches of fiduciary duties for actions related to the Reclassification and seeks disgorgement, unspecified damages, costs and expenses and such other relief as the court may deem proper. We have incurred, and may be required in future to incur further, legal fees and other expenses related to the Macomb Litigation. In addition, any adverse determination with regard to the Macomb Litigation could expose us to significant liabilities.

Changes in tax legislation and associated compliance requirements could adversely affect our financial results.

The Company is subject to tax laws and regulations in the United States and various foreign jurisdictions. Remaining compliant with these laws and regulations could increase the Company's tax compliance costs. In addition, the Company's future effective tax rates in the United States or foreign jurisdictions it operates in could be affected by changes in the political environment in the United States, tax laws, regulations, statutory rates, the valuation of deferred tax assets and liabilities, and interpretations of such tax laws.

In fiscal year 2025, the One Big Beautiful Bill Act ("OBBA") was passed, which contained a broad range of tax reform. The Company did not experience any material impact to its tax rates, expenses or obligations from the legislation during fiscal year 2025. Due to the dynamic nature of tax laws, projected tax liabilities could differ significantly from eventual obligations. The total impact and interpretation of the legislation remains uncertain, and misapplication of the new laws could lead to adverse results.

We may encounter difficulties with acquisitions and other strategic transactions which could harm our business.

We have completed several acquisitions and we expect to continue to pursue acquisitions and other strategic transactions, such as joint ventures, that we believe will either expand or complement our business in new or existing markets or further enhance the value and offerings we are able to provide to our existing or future potential customers.

Acquisitions and other strategic transactions present numerous risks and challenges, which could harm our business, including:

- the diversion of management's attention from the normal operation of our business;
- the potential loss of key associates and customers of the acquired companies;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at the acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- the lack of experience operating in the geographic market or industry sector of the acquired companies; and
- the exposure to unanticipated liabilities of the acquired companies.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business.

We are subject to environmental, health and safety laws and regulations.

We are subject to federal, state, local, foreign and provincial environmental, health and safety laws and regulations. Fines and penalties may be imposed for non-compliance with applicable environmental, health, and safety requirements and for failure to obtain or to comply with the terms and conditions of required permits. The failure by us to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders requiring corrective measures, which could have a material adverse effect on our business, financial condition or results of operations. Additionally, such actions could negatively impact our reputation in the impacted geographic market and more broadly.

Social and environmental responsibility policies and provisions may be difficult to comply with and may impose costs on us.

There is an increasing focus on corporate social and environmental responsibility in our industry, particularly among customers and suppliers outside the United States and in Europe. An increasing number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions that their suppliers should comply with, or they may seek to include such provisions in their procurement terms and conditions. This corporate social and environmental responsibility influence is also felt among other stakeholders such as investors, suppliers, associates and communities. These social and environmental responsibility practices, policies, provisions and initiatives are subject to change, can be unpredictable in the current environment, and may be difficult and expensive for us to comply with. At times, the social and environmental responsibility practices of our customers conflict with one another or may expose us to reputational or regulatory risk. In addition, the failure by us to take action or otherwise comply with the policies of our customers may negatively impact our customer relationships or reputation, which could have a material adverse effect on our business, financial condition, or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We have established controls for identifying, assessing and managing material risks from cybersecurity threats that could adversely affect our information systems or the information residing on those systems. These include a combination of policies, procedures, technologies and safe-guards (based on frameworks such as Cybersecurity Maturity Model Certification ("CMMC") and Payment Card Industry ("PCI") that are designed to prevent, detect, and mitigate data loss, theft, misuse, unauthorized access, and other security incidents or vulnerabilities affecting our systems and data, and to assess and evaluate the risk of such incidents and vulnerabilities. Additionally, we have processes in place designed to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems, including our cloud computing platforms.

As part of our risk management process, we conduct application security assessments, security audits, third-party penetration testing, vulnerability assessments and ongoing risk assessments. We also maintain a variety of incident response plans that are utilized when incidents are detected. Associates of the Company complete an annual cybersecurity training program in which specific threats and scenarios are highlighted based on the cyber risk management team's analysis of current cyber risks to the Company or as required by regulatory frameworks. Simulated phishing tests are conducted with associates on a regular basis to provide training and awareness against scams and fraudulent communications. Associates also receive ongoing communications regarding the importance of guarding against phishing, social engineering and other cyberattack vectors. In addition to our in-house cybersecurity capabilities, at times, we also engage consultants, auditors or other third parties to assist with assessing, identifying and managing cybersecurity risks. We maintain cybersecurity insurance and regularly review our policy and levels of coverage based on current risks.

Our cyber management team, led by our Vice President of Information Security, is tasked with implementing and maintaining centralized cybersecurity and data protection practices in close coordination with MSC's leadership team and other teams across the Company. Our Vice President of Information Security has extensive cybersecurity knowledge and skills gained from over 25 years of work experience across multiple verticals. Reporting to our Vice President of Information Security are a number of experienced information security professionals responsible for various parts of our business, including Architecture and Engineering, Identity and Access Management, Security Operations, and Governance, Risk and Compliance programs, each of which is supported by a team of trained cybersecurity professionals.

The Audit Committee of our Board of Directors (the "Audit Committee") oversees our financial and risk management policies, including risk management policies and programs related to cybersecurity designed to monitor, mitigate and respond to cyber risks, threats, and reports. The Audit Committee receives regular reports from the Vice President of Information Security on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's cybersecurity program and the emerging cyber threat landscape. Additionally, the Audit Committee has engaged a consulting firm to serve in the role of a cybersecurity advisor to the Audit Committee. In fulfilling this role, the consultant will engage with the Vice President of Information Security and other associates of the Company to evaluate the Company's cybersecurity maturity and advise the Audit Committee on cybersecurity gaps, best practices and industry trends on an ongoing basis.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that we will not be materially affected in the future by such risks or future cybersecurity incidents. For more information on our cybersecurity related risks, see Part I, Item 1A. "Risk Factors" of this Report.

ITEM 2. PROPERTIES.

As of August 30, 2025, we operated out of the following facilities:

Location	Purpose	Approx. Sq. Ft.	Operational Date	Leased/ Owned
Harrisburg, Pennsylvania	Customer Fulfillment Center	821,000	1997	Owned
Atlanta, Georgia	Customer Fulfillment Center	721,000	1990	Owned
Elkhart, Indiana	Customer Fulfillment Center	545,000	1996	Owned
Reno, Nevada	Customer Fulfillment Center	419,000	1999	Owned
Hanover Park, Illinois	Customer Fulfillment Center	288,000	2003	Leased

We maintain 38 warehouses, of which 36 are located in North America and two are located in other foreign countries. Our warehouses range in size from approximately 1,000 to 110,000 square feet. We also maintain five manufacturing locations in the United States which range in size from approximately 3,000 to 23,000 square feet and nine regional inventory centers in the United States which vary in size from approximately 7,000 to 21,000 square feet. We maintain co-headquarters at a facility we lease in Melville, New York and a facility we own in Davidson, North Carolina. We also maintain additional office support centers, most of which are leased, in the United States, Canada and Mexico. These leases are for varying periods, with the longest extending to fiscal year 2031. The aggregate annual lease payments on our leased properties in fiscal year 2025 were approximately $14.9 million.

During fiscal year 2025, the Company disposed of its 468,000 square foot customer fulfillment center in Columbus, Ohio (the "Columbus CFC"). See Note 7, "Property, Plant and Equipment" in the Notes to Consolidated Financial Statements for additional information.

ITEM 3. LEGAL PROCEEDINGS.

For information related to legal proceedings, see the discussion under the caption "Legal Proceedings" in Note 15, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MSC's Class A Common Stock is traded on the NYSE under the symbol "MSM."

In 2003, our Board of Directors instituted a policy of paying regular quarterly cash dividends to our shareholders. The Company paid aggregate annual regular cash dividends of $3.40 per share in fiscal year 2025 and $3.32 per share in fiscal year 2024. The Company expects its practice of paying quarterly cash dividends on its common stock will continue, although the payment of future dividends is at the discretion of our Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and other factors.

On October 7, 2025, our Board of Directors declared a regular cash dividend of $0.87 per share, payable on November 26, 2025 to shareholders of record at the close of business on November 12, 2025. The dividend is expected to result in aggregate payments of $48.5 million, based on the number of shares outstanding on October 2, 2025.

The approximate number of holders of record of MSC's Class A Common Stock as of October 2, 2025 was 504.

Purchases of Equity Securities

The following table sets forth repurchases by the Company of its outstanding shares of Class A Common Stock, which are listed on the NYSE, during the quarter ended August 30, 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [3]
6/1/2025-7/1/2025	389	$ 85.05	—	1,413,423
7/2/2025-7/31/2025	598	$ 90.42	—	1,413,423
8/1/2025-8/30/2025	1,022	$ 89.87	—	1,413,423
Total	2,009		—	

---

[1] During the quarter ended August 30, 2025, 2,009 shares of our Class A Common Stock were withheld by the Company as payment to satisfy our associates' tax withholding liability associated with our stock-based compensation program and are included in the total number of shares purchased.

[2] Activity is reported on a trade date basis. Average price paid per share excludes excise tax levied by the Inflation Reduction Act of 2022.

[3] In June 2021, our Board of Directors terminated the existing share repurchase plan and authorized a new share repurchase plan (the "Share Repurchase Plan") to purchase up to 5,000,000 shares of Class A Common Stock. There is no expiration date for the Share Repurchase Plan. As of August 30, 2025, the maximum number of shares of the Class A Common Stock that may be repurchased under the Share Repurchase Plan was 1,413,423 shares.

Performance Graph

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or be subject to the liabilities of Section 18 of the Exchange Act, regardless of any general incorporation language in any such filing.

The following graph compares the cumulative total return on an investment in our Class A Common Stock with the cumulative total return on an investment in each of the S&P Midcap 400 Index and the Dow Jones US Industrial Supplier Index.

The graph assumes that $100 was invested at the closing price of our Class A Common Stock on the NYSE and each index on August 29, 2020 and assumes that all dividends paid on such securities during the applicable fiscal years were reinvested. Indices are calculated on a month-end basis. The comparisons in this table are based on historical data and are not intended to forecast or to be indicative of the possible future performance of our Class A Common Stock.

Cumulative Total Shareholder Return
for the Period from August 29, 2020 through August 30, 2025



*$100 invested on 8/29/2020 in stock or index, including reinvestment of dividends

	8/29/2020	8/28/2021	9/3/2022	9/2/2023	8/31/2024	8/30/2025
MSC Industrial Direct Co., Inc.	$ 100.00	$ 138.24	$ 132.02	$ 177.22	$ 148.70	$ 169.95
S&P Midcap 400 Index	$ 100.00	$ 144.00	$ 126.45	$ 143.51	$ 168.86	$ 180.45
Dow Jones US Industrial Supplier Index	$ 100.00	$ 122.97	$ 121.48	$ 154.70	$ 200.06	$ 239.99

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

MSC is a leading North American distributor of a broad range of metalworking and MRO products and services. We help our customers drive greater productivity, profitability and growth with approximately 2.5 million products, inventory management and other supply chain solutions, and deep expertise from more than 80 years of working with customers across industries. We continue to implement our strategies to gain market share, generate new customers, increase sales to existing customers, and diversify our customer base.

Our experienced team of more than 7,000 associates works with our customers to help drive results for their businesses, from keeping operations running efficiently today to continuously rethinking, retooling and optimizing for a more productive tomorrow. We offer approximately 2.5 million active, saleable SKUs through our catalogs; our brochures; our E-commerce channels, including the MSC website; our inventory management solutions; and our customer care centers, customer fulfillment centers, regional inventory centers and warehouses. We service our customers from five customer fulfillment centers, nine regional inventory centers, 38 warehouses and five manufacturing locations. Many of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received.

Our business model centers on delivering value-added services that address complex procurement challenges for our customers, with a focus on reducing total procurement costs and enabling just-in-time delivery through integrated solutions. We focus on offering inventory, process and procurement solutions that reduce supply chain costs and improve plant floor productivity for our customers. We aim to achieve ongoing cost reductions throughout our business by implementing cost-savings strategies and leveraging our existing infrastructure. Additionally, we support our customers' growth and profitability by ensuring operational efficiency through technologies such as our VMI, CMI and vending programs — helping reduce downtime and ensure critical products are available when and where they are needed. Our vending machines in service totaled 29,611 as of August 30, 2025, compared to 27,003 as of August 31, 2024, and our in-plant programs totaled 411 locations as of August 30, 2025, compared to 342 as of August 31, 2024. Our sales force, which focuses on a more complex and high-touch role, drives value for our customers by enabling them to achieve higher levels of growth, profitability and productivity. Our field sales and service associate headcount was 2,636 at August 30, 2025 compared to 2,697 at August 31, 2024.

The chart below displays a comparison of our net sales from fiscal year 2024 through fiscal year 2025:



Comparison of Net Sales (in millions) ³
3,900
3,800
3,700
3,600
3,500
3,400
3,300
3,200
3,100
3,000
$3,821.0
(88.1)
21.6
21.0
(5.9)
$3,769.5
FY 2024 Net Sales
Organic volume ¹
Pricing and other ²
2024 Acquisitions
Foreign Exchange
FY 2025 Net Sales

[1] Both fiscal years 2025 and 2024 had 252 sales days
[2] Pricing and other is comprised of changes in customer and product mix, discounting and other items.
[3] Individual amounts may not agree to the annual total due to rounding.

Highlights

Highlights during fiscal year 2025 include the following:

- We generated $333.7 million of cash from operations compared to $410.7 million in fiscal year 2024. The decrease was primarily from lower net income and a decline in inventories in the prior year period.
- We had net payments of $21.5 million on our credit facilities and private placement debt compared to net borrowings of $53.5 million in fiscal year 2024.
- We repurchased $39.3 million of Class A Common Stock compared to $187.7 million in fiscal year 2024, excluding excise taxes in both years. The higher share repurchase volume in the prior year included shares purchased to offset the share dilution resulting from the Reclassification.
- We paid out an aggregate $189.7 million in regular cash dividends, compared to an aggregate $187.3 million in regular cash dividends in fiscal year 2024.
- We incurred $11.0 million in restructuring and other costs compared to $14.5 million in fiscal year 2024. Restructuring and other costs primarily consisted of associate severance and separation costs and consulting-related costs.
- We disposed of the Columbus CFC with a sales price of $32.0 million, which resulted in a loss on sale of property of approximately $1.2 million after the settlement of certain closing costs and fees. See Note 7, "Property, Plant and Equipment" in the Notes to Consolidated Financial Statements for additional information.

Our Strategy

The first phase of our Company-wide initiative, referred to as "Mission Critical," focused on market share capture and improved profitability. We successfully executed on the first phase of Mission Critical initiatives at the end of fiscal year 2023, which included solidifying our market-leading metalworking business, with an emphasis on selling our product portfolio, expanding our solutions, improving our digital and E-commerce capabilities and diversifying our customers and

end-markets. The next phase of our Mission Critical journey, which began in fiscal year 2024, is anchored in three pillars: (i) maintaining the momentum of the first phase of the Mission Critical program and our existing growth drivers, (ii) increasing our focus on both core customers and OEM fasteners, and (iii) driving productivity improvements and reducing operating expenses as a percentage of net sales. To accomplish the next phase of our Mission Critical journey, we intend to leverage investments in advanced analytics to improve supply chain performance and upgrade our digital core to unlock productivity within our order-to-cash and procure-to-pay processes. We completed our web price realignment initiative in fiscal year 2024 and launched our enhanced marketing efforts and rolled out several E-commerce enhancements during fiscal year 2025.

Our primary objective is to grow sales profitably while offering our customers highly technical and high-touch solutions to solve their most complex challenges on the plant floor. We have experienced success to date as measured by the growth rates of our high-touch programs, such as vending and in-plant programs, and the rate of new customer implementations. Our strategy is to position ourselves as a mission-critical partner to our customers. We intend to selectively pursue strategic acquisitions that expand or complement our business in new and existing markets or further enhance the value and offerings we provide.

Business Environment

The United States economy has experienced various macroeconomic pressures in recent years including an elevated inflationary environment, sustained high interest rates and general economic and political uncertainty. These pressures have impacted, and may continue to impact in the future, the Company's business, financial condition and results of operations. More recently, new and expanded tariffs have contributed to heightened macroeconomic uncertainty. The impact from tariffs was most significant in the Company's fourth fiscal quarter of 2025, and the Company anticipates increased pressure from tariffs in fiscal year 2026 as the impact from such tariffs continues.

We utilize various indices when evaluating the level of our business activity, including the Industrial Production ("IP") Index. Approximately 67% of our revenues came from sales in the manufacturing sector during the quarter and year ended August 30, 2025. Through statistical analysis, we have found that trends in our customers' activity have correlated to changes in the IP Index. The IP Index measures short-term changes in industrial production. Growth in the IP Index from month to month indicates growth in the manufacturing, mining and utilities industries. The IP Index over the three months ended August 30, 2025 and the average for the three- and 12-month periods ended August 30, 2025 were as follows:

Period	IP Index
June	104.2
July	103.8
August	103.9
Fiscal Year 2025 Q4 Average	104.0
12-Month Average	103.3

The average IP Index for the 12 months ended August 30, 2025 of 103.3 increased from the average from the prior fiscal year of 102.7. The IP Index for the fourth fiscal quarter of 2025 of 104.0 increased compared to the prior year period of 102.9 and increased slightly compared to the prior quarter of 103.7.

During fiscal year 2025, the Company experienced soft demand for the products and services it offers. This soft demand was felt more acutely in the heavy manufacturing industry, which represented 58% of our revenues during the year ended August 30, 2025. These trends did improve during the fourth quarter, with several subindexes such as Machinery & Equipment, Aerospace, Automotive and Primary Metals indicating expansion. Despite moderate improvement in certain end-markets during the fourth quarter, including our public sector end-market, the demand environment for the Company's products was softer than the demand environment for the economy as a whole during fiscal year 2025, which we believe is due to the concentration of the Company's customers in these and other subindex industries, which lagged the IP index as a whole.

We will monitor the current economic conditions for the impact on our customers and markets and assess both risks and opportunities that may affect our business and operations.

Results of Operations

Fiscal Year Ended August 30, 2025 Compared to the Fiscal Year Ended August 31, 2024

The table below summarizes the Company's results of operations both in dollars (in thousands) and as a percentage of net sales for the periods indicated:

	Fiscal Years Ended					
	August 30, 2025 (52 weeks)		August 31, 2024 (52 weeks)		Change	
	$	%	$	%	$	%
Net sales	$3,769,521	100.0 %	$3,820,951	100.0 %	$ (51,430)	(1.3)%
Cost of goods sold	2,233,386	59.2 %	2,248,168	58.8 %	(14,782)	(0.7)%
Gross profit	1,536,135	40.8 %	1,572,783	41.2 %	(36,648)	(2.3)%
Operating expenses	1,223,573	32.5 %	1,167,870	30.6 %	55,703	4.8 %
Restructuring and other costs	10,999	0.3 %	14,526	0.4 %	(3,527)	(24.3)%
Income from operations	301,563	8.0 %	390,387	10.2 %	(88,824)	(22.8)%
Total other expense	(37,985)	(1.0)%	(47,638)	(1.2)%	9,653	(20.3)%
Income before provision for income taxes	263,578	7.0 %	342,749	9.0 %	(79,171)	(23.1)%
Provision for income taxes	65,742	1.7 %	86,792	2.3 %	(21,050)	(24.3)%
Net income	197,836	5.2 %	255,957	6.7 %	(58,121)	(22.7)%
Less: Net loss attributable to noncontrolling interest	(1,492)	0.0 %	(2,637)	(0.1)%	1,145	(43.4)%
Net income attributable to MSC Industrial	$ 199,328	5.3 %	$ 258,594	6.8 %	$ (59,266)	(22.9)%

Net Sales

Net sales in fiscal year 2025 decreased 1.3%, or $51.4 million, from the prior fiscal year. The $51.4 million decrease in net sales was comprised of $88.1 million of lower sales volume and $5.9 million of unfavorable foreign exchange impact, partially offset by $21.6 million from improved pricing, inclusive of changes in customer and product mix, discounting and other items and $21.0 million of net sales from recent acquisitions. Of the $51.4 million decrease in net sales during fiscal year 2025, sales to our core and other customers decreased by $45.5 million, sales to our national account customers decreased by $33.1 million, partially offset by an increase in sales to our public sector customers of $27.2 million.

The tables below show, among other things, the annual 2025 average daily sales ("ADS") by total company, by customer end-market and by customer type compared to the same periods in the prior fiscal year:

ADS Percentage Change by Quarter
(Unaudited)

2025 Fiscal Period	Thirteen-Week Period Ended Fiscal Q1	Thirteen-Week Period Ended Fiscal Q2	Thirteen-Week Period Ended Fiscal Q3	Thirteen-Week Period Ended Fiscal Q4	Fiscal Year Ended August 30, 2025
Net Sales (in thousands)	$ 928,484	$ 891,717	$ 971,145	$ 978,175	$ 3,769,521
Sales Days	62	63	64	63	252
ADS [1] (in millions)	$ 15.0	$ 14.2	$ 15.2	$ 15.5	$ 15.0
Total Company ADS Percent Change [2]	(2.7)%	(4.7)%	(0.8)%	2.7 %	(1.3)%

ADS Percentage Change by End-Market and Customer Type

	Fiscal Year Ended August 30, 2025
Manufacturing Customers ADS Percent Change [2][3]	(1.7)%
Manufacturing Customers Percent of Total Net Sales [3]	67 %
Non-Manufacturing Customers ADS Percent Change [2][3]	(0.7)%
Non-Manufacturing Customers Percent of Total Net Sales [3]	33 %
National Account Customers ADS Percent Change [2][4]	(2.3)%
National Account Customers Percent of Total Net Sales [4]	36 %
Public Sector Customers ADS Percent Change [2][4]	8.2 %
Public Sector Customers Percent of Total Net Sales [4]	10 %
Core and Other Customers ADS Percent Change [2][4]	(2.2)%
Core and Other Customers Percent of Total Net Sales [4]	54 %

[1] ADS is calculated using the number of business days in the United States for the periods indicated. The Company believes ADS is a key performance indicator because it shows the effectiveness of the Company's selling performance on a consistent basis between periods.

[2] Percent reflects the change from the 2024 fiscal period to the 2025 fiscal period.

[3] Includes changes in customer end-market classifications as a result of the transition from the Standard Industrial Classification (SIC) to the North American Industry Classification System (NAICS) in the first quarter of fiscal year 2025.

[4] Includes reclassifications of certain customers during fiscal year 2024, primarily between national account customers and core and other customers.

We believe that our ability to transact business with our customers through various electronic portals and directly through the MSC website gives us a competitive advantage over smaller suppliers. Sales made through our E-commerce platforms, including sales made through electronic data interchange systems, VMI systems, Extensible Markup Language ordering-based systems, vending, hosted systems and other electronic portals, represented 63.8% of consolidated net sales for fiscal year 2025, compared to 63.6% of consolidated net sales for fiscal year 2024.

Gross Profit

Gross profit decreased 2.3% to $1,536.1 million in fiscal year 2025, as compared to $1,572.8 million in fiscal year 2024. Gross profit margin was 40.8% in fiscal year 2025, as compared to 41.2% in fiscal year 2024. The decrease in gross profit was primarily a result of lower sales volume, as described above. The decrease in gross profit margin was primarily a result of higher inventory cost and change in customer mix, as sales to public sector customers grew as a percentage of overall sales and our sales to public sector customers transact at lower gross profit margins than the business as a whole.

Operating Expenses

Operating expenses increased 4.8% to $1,223.6 million in fiscal year 2025, as compared to $1,167.9 million in fiscal year 2024. Operating expenses were 32.5% of fiscal year 2025 net sales, as compared to 30.6% for fiscal year 2024. The increase in operating expenses and operating expenses as a percentage of net sales was primarily attributable to higher payroll and payroll-related costs and investments supporting our digital initiatives and solutions growth.

Payroll and payroll-related costs were approximately 57.0% of total operating expenses in fiscal year 2025, as compared to 56.1% in fiscal year 2024. Payroll and payroll-related costs, which include salary, incentive compensation, sales commission, and fringe benefit costs, increased by $42.4 million for fiscal year 2025. The majority of this increase compared to the prior fiscal year was due to higher incentive compensation as well as higher salary expenses from our annual merit increases.

Freight expense was $150.5 million for fiscal year 2025, as compared to $148.5 million for fiscal year 2024. The primary driver of the increase in freight expense was higher shipping rates incurred while servicing certain customers in the public sector.

Depreciation and amortization was $88.4 million for fiscal year 2025, as compared to $80.5 million for fiscal year 2024. The primary drivers of the increase in depreciation and amortization were increased capital expenditures related to E-commerce and digital initiatives.

Restructuring and Other Costs

We incurred $11.0 million in restructuring and other costs for fiscal year 2025, as compared to $14.5 million for the prior fiscal year. The decrease was primarily due to decreases in both associate severance and separation costs and consulting-related costs compared to the prior fiscal year. See Note 14, "Restructuring and Other Costs" in the Notes to Consolidated Financial Statements for additional information.

Income from Operations

Income from operations decreased 22.8% to $301.6 million in fiscal year 2025, as compared to $390.4 million in fiscal year 2024. Income from operations as a percentage of net sales decreased to 8.0% in fiscal year 2025, as compared to 10.2% in fiscal year 2024. The decrease in income from operations as a percentage of net sales was primarily attributable to, as described above, lower sales volume and gross profit margin and an increase in Operating expenses as a percentage of net sales.

Total Other Expense

Total other expense decreased 20.3%, or $9.7 million, to $38.0 million for fiscal year 2025, as compared to $47.6 million for the prior fiscal year. The decrease was primarily due to lower interest rates and lower outstanding balances on our credit facilities, lower fees incurred associated with the Receivables Purchase Agreement (the "RPA") entered into during fiscal year 2023 and the impact of prior year realized and unrealized losses on foreign exchange

Provision for Income Taxes

Our effective tax rate for fiscal year 2025 was 24.9%, as compared to 25.3% for fiscal year 2024. See Note 8, "Income Taxes" in the Notes to Consolidated Financial Statements for further information.

Net Income

The factors which affected net income for fiscal year 2025, as compared to the prior fiscal year, have been discussed above.

Liquidity and Capital Resources

	August 30, 2025	August 31, 2024	$ Change
	(In thousands)		
Total debt	$ 485,699	$ 508,764	$ (23,065)
Less: Cash and cash equivalents	56,228	29,588	26,640
Net debt	$ 429,471	$ 479,176	$ (49,705)
Equity	$ 1,396,502	$ 1,401,282	$ (4,780)

As of August 30, 2025, we had $56.2 million in cash and cash equivalents, substantially all with well-known financial institutions. Historically, our primary financing needs have been to fund our working capital requirements necessitated by our sales growth and the costs of acquisitions, new products, new facilities, facility expansions, investments in vending solutions, technology investments, and productivity investments. Cash generated from operations, together with borrowings under our credit facilities and net proceeds from the private placement notes, have been used to fund these needs, to repurchase shares of Class A Common Stock from time to time, and to pay dividends to our shareholders.

As of August 30, 2025, total borrowings outstanding, representing amounts due under our credit facilities and notes, as well as all finance leases and financing arrangements, were $485.7 million, net of unamortized debt issuance costs of $1.5 million, as compared to total borrowings outstanding of $508.8 million, net of unamortized debt issuance costs of $0.8 million, as of August 31, 2024. The decrease in total borrowings outstanding was driven by a lower level of private placement debt. See Note 10, "Debt" in the Notes to Consolidated Financial Statements for more information about these balances.

We believe, based on our current business plan, that our existing cash, financial resources and cash flow from operations will be sufficient to fund anticipated capital expenditures and operating cash requirements for at least the next 12 months. We will continue to evaluate our financial position in light of future developments and to take appropriate action as it is warranted.

The table below summarizes information regarding the Company's cash flows for the periods indicated:

	Fiscal Years Ended	
	August 30, 2025	August 31, 2024
	(In thousands)	
Net cash provided by operating activities	$ 333,717	$ 410,696
Net cash used in investing activities	(63,294)	(123,396)
Net cash used in financing activities	(243,572)	(307,352)
Effect of foreign exchange rate changes on cash and cash equivalents	(211)	(412)
Net (decrease) increase in cash and cash equivalents	$ 26,640	$ (20,464)

Operating Activities

Net cash provided by operating activities for fiscal year 2025 and fiscal year 2024 was $333.7 million and $410.7 million, respectively. The decrease was primarily due to the following:

- a decrease in net income, as described above; and
- a decline in inventories in the prior year period primarily attributable to lower sales and purchase volume as well as inventory optimization efforts; partially offset by
- an increase in the change in accounts payable and accrued liabilities as compared to the prior year period primarily due to higher accounts payable and payroll and payroll related accruals

30

The table below summarizes certain information regarding the Company's operations:

	Fiscal Years Ended	
	August 30, 2025	August 31, 2024
	(Dollars in thousands)	
Working Capital [1]	$ 497,208	$ 582,662
Current Ratio [2]	1.7	2.0
Days' Sales Outstanding [3]	37.8	37.9
Inventory Turnover [4]	3.4	3.3

[1] Working Capital is calculated as current assets less current liabilities.
[2] Current Ratio is calculated by dividing total current assets by total current liabilities.
[3] Days' Sales Outstanding is calculated by dividing accounts receivable by net sales, using trailing two months sales data.
[4] Inventory Turnover is calculated by dividing total cost of goods sold by inventory, using a 13-month trailing average inventory.

Working capital decreased compared to August 31, 2024, primarily due to a higher balance in the Current portion of debt including obligations under finance leases.

Days' sales outstanding as of August 30, 2025 remained consistent compared to August 31, 2024.

Inventory turnover as of August 30, 2025 increased compared to August 31, 2024. Inventory turnover continues to improve due to lower purchase volumes, category management efforts and supply chain efficiencies to optimize inventory levels.

Investing Activities

Net cash used in investing activities for fiscal year 2025 and fiscal year 2024 was $63.3 million and $123.4 million, respectively. The use of cash for both fiscal years was primarily due to expenditures for property, plant and equipment mainly related to vending programs and other infrastructure and technology investments. The use of cash in fiscal year 2025 was partially offset by proceeds from the sale of the Columbus CFC and the use of cash in fiscal year 2024 also included payments for the acquisitions of KAR Industrial Inc., ApTex, Inc., Premier and SMRT.

Financing Activities

Net cash used in financing activities for fiscal year 2025 and fiscal year 2024 was $243.6 million and $307.4 million, respectively.

The components contributing to the use of cash for fiscal year 2025 and fiscal year 2024 were primarily the following:

- $189.7 million of regular cash dividends paid during fiscal year 2025 compared to $187.3 million of regular cash dividends paid during fiscal year 2024;
- $39.3 million in aggregate repurchases of Class A Common Stock during fiscal year 2025 compared to $187.7 million in aggregate repurchases of Class A Common Stock during fiscal year 2024; and
- net payments under our credit facilities and private placement debt of $21.5 million during fiscal year 2025 compared to net borrowings of $53.5 million during fiscal year 2024.

Debt

Credit Facilities

In April 2017, the Company entered into a $600.0 million revolving credit facility, which was subsequently amended and extended in August 2021, May 2023 and July 2025 (as amended, the "Amended Revolving Credit Facility"). Subsequent to the end of fiscal year 2025, the Company made additional net payments of $15.0 million through October 2, 2025 on the Amended Revolving Credit Facility. The current unused balance of $543.7 million from the Amended Revolving Credit Facility, which is reduced by outstanding letters of credit, is available for working capital purposes if necessary. As of August 30, 2025, the Company also had three uncommitted credit facilities, totaling $230.0 million of aggregate maximum uncommitted availability. As of August 30, 2025, we were in compliance with the operating and financial covenants of our credit facilities. See Note 10, "Debt" in the Notes to Consolidated Financial Statements for more information about our credit facilities.

<u>Private Placement Debt</u>

In July 2016, we completed the issuance and sale of unsecured senior notes. In June 2018 and March 2020, we entered into additional note purchase agreements. In April 2024, the Company completed the issuance and sale of unsecured senior notes. See Note 10, "Debt" in the Notes to Consolidated Financial Statements for more information about these transactions.

Leases and Financing Arrangements

As of August 30, 2025, certain of our operations were conducted on leased premises. These leases are for varying periods, with the longest extending to fiscal year 2031. In addition, we are obligated under certain equipment and automobile operating and finance leases, which expire on varying dates through fiscal year 2029.

From time to time, we enter into financing arrangements with vendors to purchase certain IT equipment or software.

Capital Expenditures

We continue to invest in E-commerce and vending platforms, customer fulfillment centers and distribution networks and other infrastructure and technology.

Future Liquidity Outlook

As of August 30, 2025, our future contractual obligations were as follows (in thousands):

Contractual Obligations	Fiscal Year 2026		Thereafter	
Undiscounted operating lease obligations [1]	$	24,555	$	32,625
Undiscounted finance lease obligations, net of interest [2]		222		269
Maturities of long-term debt obligations, net of interest [3]		100,000		169,750
Estimated interest on long-term debt [4]		10,820		19,383
Total contractual obligations	$	135,597	$	222,027

[1] Certain of our operations are conducted on leased premises. These leases (many of which require us to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, with the longest extending to fiscal year 2031. In addition, we are obligated under certain equipment and automobile operating leases, which expire on varying dates through fiscal year 2028. See Note 11, "Leases" in the Notes to Consolidated Financial Statements for additional information on our operating lease arrangements.
[2] As of August 30, 2025, the Company had entered into various finance leases for certain IT equipment, which expire on varying dates through fiscal year 2029. See Note 11, "Leases" in the Notes to Consolidated Financial Statements for additional information on our finance lease arrangements.
[3] Excludes debt issuance costs.
[4] Interest payments for long-term debt are based on principal amounts and coupons or contractual rates at fiscal year-end.

As of August 30, 2025, the Company had recorded a non-current liability of $2.6 million for tax uncertainties and interest. This amount is excluded from the table above, as the Company cannot make reliable estimates of these cash flows by period. See Note 8, "Income Taxes" in the Notes to Consolidated Financial Statements.

We have not entered into any off-balance sheet arrangements and there are no commitments or obligations (including, but not limited to, guarantees; retained or contingent interests in assets transferred; contractual arrangements that support the credit, liquidity or market risk for transferred assets; or risk related to derivatives or other financial products related to our equity securities), including contingent obligations, with unconsolidated entities or persons that had during the periods presented herein or are reasonably likely to have a material impact on the Consolidated Financial Statements.

Critical Accounting Estimates

We make estimates, judgments and assumptions in determining the amounts reported in the Consolidated Financial Statements and accompanying Notes. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimates are used to form the basis for making judgments about the carrying values of assets and liabilities and the amount of revenues and expenses reported that are not readily apparent from other sources. Actual results may differ from these estimates. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. The accounting policies described below are impacted by our critical accounting estimates. More information on the critical accounting estimates can be found in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Allowance for Credit Losses

We perform periodic credit evaluations of our customers' financial condition, and collateral is generally not required. The Company considers several factors to estimate the allowance for credit losses in accounts receivable, including the age of the receivables and the historical ratio of actual write-offs to the age of the receivables, and also reflects the adopted accounting standard related to current expected credit losses. See Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for more information.

Inventories

Inventory is reflected at the lower of cost or net realizable value considering such factors as its age, the physical condition of the inventory, historic sales, historical write-down activity as well as known trends as compared to on-hand inventory. The Company will write-down inventories for slow-moving or obsolete considerations.

Goodwill and Other Indefinite-Lived Intangible Assets

The purchase price of an acquired company is allocated between the intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted-average cost of capital. The Company annually reviews goodwill at the reporting unit level and intangible assets that have indefinite lives for impairment in its fiscal fourth quarter and when events or changes in circumstances indicate the carrying values of these assets might exceed their current fair values.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The tax balances and income tax expense recognized by the Company are based on management's interpretations of the tax laws of multiple jurisdictions. Income tax expense reflects the Company's best estimates and assumptions regarding, among other items, the level of future taxable income, interpretations of tax laws and uncertain tax positions.

Other

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies such as revenue recognition, depreciation, intangibles, long-lived assets and warranties require judgments on complex matters that are often subject to multiple external sources of authoritative guidance such as the Financial Accounting Standards Board and the SEC. Possible changes in estimates or assumptions associated with these policies are not expected to have a material effect on the financial condition or results of operations of the Company. More information on these additional accounting policies can be found in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Recently Adopted Accounting Pronouncements

Refer to Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risks

We are exposed to interest rate risk on our variable rate debt. During fiscal year 2025, the Company extended, and in some cases amended, its three uncommitted credit facilities. See Note 10, "Debt" in the Notes to Consolidated Financial Statements for more information about the credit facilities.

Borrowings under our committed and uncommitted credit facilities are subject to fluctuations in the interest rate, which have a corresponding effect on our interest expense. We are also exposed to interest rate risk arising from market rate adjustments as they pertain to the RPA. Future sales of our finance receivables may be affected by changes in market rates. A 100-basis point increase or decrease in interest rates would impact our interest costs on outstanding debt, and fees incurred associated with the RPA, by approximately $5.5 million under our current capital structure. We have monitored and will continue to monitor our exposure to interest rate fluctuations.

In addition, our interest income is most sensitive to changes in the general level of interest rates. In this regard, changes in interest rates affect the interest earned on our cash.

We do not currently use interest rate derivative instruments to manage exposure to interest rate changes.

Foreign Currency Risks

Approximately 95% of our sales are denominated in U.S. dollars and are primarily from customers in the United States. As a result, currency fluctuations are currently not material to our operating results. To the extent that we engage in more significant international sales in the future, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. We have monitored and will continue to monitor our exposure to currency fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MSC Industrial Direct Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MSC Industrial Direct Co., Inc. (the Company) as of August 30, 2025 and August 31, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 30, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 30, 2025 and August 31, 2024 and the results of its operations and its cash flows for each of the three years in the period ended August 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 23, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Measurement of Inventory Valuation Reserves

Description of the Matter

As of August 30, 2025, the Company's net inventory balance was $644,090 thousand. As more fully described in Note 1 to the consolidated financial statements, the valuation of inventory requires management to make assumptions and judgments about the recoverability of the inventory and its net realizable value. The Company evaluates the recoverability of its inventory quarterly and establishes reserves for slow-moving or obsolete inventories. Inventory is reflected at the lower of cost or net realizable value. The analyses of the required inventory reserves include consideration of inventory age, historical sales, historical write-off activity, known trends and the on-hand quantities of inventory.

Auditing management's estimates for inventory reserves involved significant judgement because the assessment considers a number of factors, the most significant of which are historical sales, historical write-off activity and known trends in evaluating the amounts that should be reserved.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risk of material misstatement relating to the Company's inventory reserve estimation process, including controls over management's development and review of the assumptions and data underlying the inventory reserves.

Our audit procedures included, amongst others, testing the reasonableness of the significant assumptions and testing the accuracy and completeness of underlying data used in management's assessment of inventory reserves. We evaluated inventory levels compared to historical sales and known trends. We assessed the historical accuracy of management's estimates by comparing management's historical estimates to actual results. We also tested the mathematical accuracy of management's calculation and performed inquiries of the Company's management to evaluate the Company's estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Jericho, New York
October 23, 2025

MSC INDUSTRIAL DIRECT CO., INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	August 30, 2025	August 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 56,228	$ 29,588
Accounts receivable, net of allowance for credit losses of $22,365 and $22,368, respectively	423,306	412,122
Inventories	644,090	643,904
Prepaid expenses and other current assets	102,930	102,475
Total current assets	1,226,554	1,188,089
Property, plant and equipment, net	346,706	360,255
Goodwill	723,702	723,894
Identifiable intangibles, net	85,455	101,147
Operating lease assets	52,464	58,649
Other assets	27,183	30,279
Total assets	$ 2,462,064	$ 2,462,313
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of debt including obligations under finance leases	$ 316,868	$ 229,911
Current portion of operating lease liabilities	22,236	21,941
Accounts payable	225,150	205,933
Accrued expenses and other current liabilities	165,092	147,642
Total current liabilities	729,346	605,427
Long-term debt including obligations under finance leases	168,831	278,853
Noncurrent operating lease liabilities	30,872	37,468
Deferred income taxes and tax uncertainties	136,513	139,283
Total liabilities	1,065,562	1,061,031
Commitments and Contingencies		
Shareholders' Equity:		
MSC Industrial Shareholders' Equity:		
Preferred Stock; $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A Common Stock (one vote per share); $0.001 par value; 100,000,000 shares authorized; 57,086,377 and 57,178,642 shares issued, respectively	57	57
Additional paid-in capital	1,093,630	1,070,269
Retained earnings	432,622	456,850
Accumulated other comprehensive loss	(20,736)	(21,144)
Class A treasury stock, at cost, 1,296,625 and 1,276,263 shares, respectively	(117,363)	(114,235)
Total MSC Industrial shareholders' equity	1,388,210	1,391,797
Noncontrolling interest	8,292	9,485
Total shareholders' equity	1,396,502	1,401,282
Total liabilities and shareholders' equity	$ 2,462,064	$ 2,462,313

See accompanying Notes to Consolidated Financial Statements.

MSC INDUSTRIAL DIRECT CO., INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Fiscal Years Ended		
	August 30, 2025 (52 weeks)	August 31, 2024 (52 weeks)	September 2, 2023 (52 weeks)
Net sales	$ 3,769,521	$ 3,820,951	$ 4,009,282
Cost of goods sold	2,233,386	2,248,168	2,366,317
Gross profit	1,536,135	1,572,783	1,642,965
Operating expenses	1,223,573	1,167,870	1,151,295
Restructuring and other costs	10,999	14,526	7,937
Income from operations	301,563	390,387	483,733
Other income (expense):			
Interest expense	(24,063)	(25,770)	(22,543)
Interest income	1,130	412	1,034
Other expense, net	(15,052)	(22,280)	(6,068)
Total other expense	(37,985)	(47,638)	(27,577)
Income before provision for income taxes	263,578	342,749	456,156
Provision for income taxes	65,742	86,792	113,049
Net income	197,836	255,957	343,107
Less: Net loss attributable to noncontrolling interest	(1,492)	(2,637)	(126)
Net income attributable to MSC Industrial	$ 199,328	$ 258,594	$ 343,233
Per share data attributable to MSC Industrial:			
Net income per common share:			
Basic	$ 3.57	$ 4.60	$ 6.14
Diluted	$ 3.57	$ 4.58	$ 6.11
Weighted-average shares used in computing net income per common share:			
Basic	55,781	56,257	55,918
Diluted	55,894	56,441	56,210

See accompanying Notes to Consolidated Financial Statements.

MSC INDUSTRIAL DIRECT CO., INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Fiscal Years Ended		
	August 30, 2025	August 31, 2024	September 2, 2023
	(52 weeks)	(52 weeks)	(52 weeks)
Net income, as reported	$ 197,836	$ 255,957	$ 343,107
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	707	(4,715)	7,091
Comprehensive income [1]	198,543	251,242	350,198
Comprehensive income attributable to noncontrolling interest:			
Net loss	1,492	2,637	126
Foreign currency translation adjustments	(299)	1,296	(1,695)
Comprehensive income attributable to MSC Industrial	$ 199,736	$ 255,175	$ 348,629

[1] There were no material taxes associated with other comprehensive income during fiscal years 2025, 2024 and 2023.

See accompanying Notes to Consolidated Financial Statements.

MSC INDUSTRIAL DIRECT CO., INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share data)

	For the Fiscal Years Ended		
	August 30, 2025 (52 weeks)	August 31, 2024 (52 weeks)	September 2, 2023 (52 weeks)
Class A Common Stock			
Beginning Balance	$ 57	$ 48	$ 48
Associate Incentive Plans	—	—	1
Repurchase and retirement of Class A Common Stock	—	(2)	(1)
Reclassification of Class B Common Stock to Class A Common Stock	—	11	—
Ending Balance	57	57	48
Class B Common Stock			
Beginning Balance	—	9	9
Reclassification of Class B Common Stock to Class A Common Stock	—	(9)	—
Ending Balance	—	—	9
Additional Paid-in Capital			
Beginning Balance	1,070,269	849,502	798,408
Associate Incentive Plans	23,431	32,681	51,257
Repurchase and retirement of Class A Common Stock, including excise tax	(70)	(318)	(163)
Reclassification of Class B Common Stock to Class A Common Stock	—	188,404	—
Ending Balance	1,093,630	1,070,269	849,502
Retained Earnings			
Beginning Balance	456,850	755,007	681,292
Net Income	199,328	258,594	343,233
Repurchase and retirement of Class A Common Stock, including excise tax	(32,719)	(179,227)	(90,849)
Regular cash dividends declared on Class A Common Stock	(189,650)	(187,280)	(149,368)
Regular cash dividends declared on Class B Common Stock	—	—	(27,347)
Reclassification of Class B Common Stock to Class A Common Stock	—	(188,406)	—
Dividend equivalents declared, net of cancellations	(1,187)	(1,838)	(1,954)
Ending Balance	432,622	456,850	755,007
Accumulated Other Comprehensive Loss			
Beginning Balance	(21,144)	(17,725)	(23,121)
Foreign Currency Translation Adjustment	408	(3,419)	5,396
Ending Balance	(20,736)	(21,144)	(17,725)
Treasury Stock			
Beginning Balance	(114,235)	(107,677)	(106,202)
Associate Incentive Plans	3,471	3,113	3,291
Repurchase of Class A Common Stock, including excise tax	(6,599)	(9,671)	(4,766)
Ending Balance	(117,363)	(114,235)	(107,677)
Total Shareholders' Equity Attributable to MSC Industrial	1,388,210	1,391,797	1,479,164
Noncontrolling Interest			
Beginning Balance	9,485	13,418	11,849
Foreign Currency Translation Adjustment	299	(1,296)	1,695
Net Loss	(1,492)	(2,637)	(126)
Ending Balance	8,292	9,485	13,418
Total Shareholders' Equity	$ 1,396,502	$ 1,401,282	$ 1,492,582
Dividends declared per Class A Common Share	$ 3.40	$ 3.32	$ 3.16
Dividends declared per Class B Common Share	$ —	$ —	$ 3.16

See accompanying Notes to Consolidated Financial Statements.

MSC INDUSTRIAL DIRECT CO., INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Fiscal Years Ended		
	August 30, 2025	August 31, 2024	September 2, 2023
	(52 weeks)	(52 weeks)	(52 weeks)
Cash Flows from Operating Activities:			
Net income	$ 197,836	$ 255,957	$ 343,107
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	90,627	80,886	75,129
Amortization of cloud computing arrangements	1,790	1,988	1,192
Non-cash operating lease cost	24,472	22,973	20,966
Stock-based compensation	12,551	18,848	18,639
Loss on disposal of property, plant and equipment	790	687	557
Loss on sale of property	1,167	—	—
Non-cash changes in fair value of estimated contingent consideration	293	906	104
Provision for credit losses	7,495	7,355	10,275
Expenditures for cloud computing arrangements	(4,688)	(20,282)	(2,748)
Deferred income taxes and tax uncertainties	(2,925)	9,706	6,697
Changes in operating assets and liabilities, net of amounts associated with business acquired:			
Accounts receivable	(17,742)	18,846	247,653
Inventories	1,719	85,098	(4,860)
Prepaid expenses and other current assets	482	2,027	(6,605)
Operating lease liabilities	(23,819)	(23,383)	(21,173)
Other assets	350	3,149	628
Accounts payable and accrued liabilities	43,319	(54,065)	10,021
Total adjustments	135,881	154,739	356,475
Net cash provided by operating activities	333,717	410,696	699,582
Cash Flows from Investing Activities:			
Expenditures for property, plant and equipment	(92,840)	(99,406)	(92,493)
Cash used in acquisitions, net of cash acquired	(790)	(23,990)	(20,182)
Net proceeds from sale of property	30,336	—	—
Net cash used in investing activities	(63,294)	(123,396)	(112,675)
Cash Flows from Financing Activities:			
Repurchases of Class A Common Stock	(39,317)	(187,695)	(95,779)
Payments of regular cash dividends	(189,650)	(187,280)	(176,715)
Proceeds from sale of Class A Common Stock in connection with Associate Stock Purchase Plan	4,253	4,426	4,415
Proceeds from exercise of Class A Common Stock options	8,123	9,587	28,677
Borrowings under credit facilities	253,498	434,500	333,000
Payments under credit facilities	(254,998)	(381,000)	(548,000)
Payments under Shelf Facility Agreements and Private Placement Debt	(20,000)	(50,000)	(125,000)
Proceeds from other long-term debt	—	50,000	—
Contingent consideration paid	(3,500)	—	—
Payments on finance lease and financing obligations	(1,512)	(3,625)	(2,193)

Other, net		(469)		3,735		1,195
Net cash used in financing activities		(243,572)		(307,352)		(580,400)
Effect of foreign exchange rate changes on cash and cash equivalents		(211)		(412)		8
Net increase (decrease) in cash and cash equivalents		26,640		(20,464)		6,515
Cash and cash equivalents—beginning of period		29,588		50,052		43,537
Cash and cash equivalents—end of period	$	56,228	$	29,588	$	50,052
Supplemental Disclosure of Cash Flow Information:						
Cash paid for income taxes	$	60,284	$	79,088	$	106,962
Cash paid for interest	$	23,891	$	24,721	$	22,432

See accompanying Notes to Consolidated Financial Statements.

(Dollar amounts and shares in thousands, except per share data)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

MSC Industrial Direct Co., Inc. (together with its wholly owned subsidiaries and entities in which it maintains a controlling financial interest, "MSC," "MSC Industrial" or the "Company") is a leading North American distributor of a broad range of metalworking and maintenance, repair and operations ("MRO") products and services, with co-located headquarters in Melville, New York and Davidson, North Carolina. The Company serves primarily domestic markets through its distribution network of five customer fulfillment centers ("CFCs"), nine regional inventory centers, 38 warehouses and five manufacturing locations.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of MSC. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to August 31st of each year. References to "fiscal year 2025" refer to the period from September 1, 2024 to August 30, 2025. References to "fiscal year 2024" refer to the period from September 3, 2023 to August 31, 2024. References to "fiscal year 2023" refer to the period from September 4, 2022 to September 2, 2023. All comparable periods consisted of a 52-week fiscal year.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used in preparing the accompanying Consolidated Financial Statements.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Concentrations of Credit Risk

The Company's mix of receivables is diverse, selling its products primarily to end-users. The Company's customer base represents many diverse industries primarily concentrated in the United States. The Company performs periodic credit evaluations of its customers' financial condition, and collateral is generally not required. The Company evaluates the collectability of accounts receivable based on numerous factors, including past transaction history with customers and their creditworthiness, and the Company provides a reserve for accounts that it believes to be uncollectible.

The Company's cash includes deposits with commercial banks. The terms of these deposits and investments provide that all monies are available to the Company upon demand. The Company maintains the majority of its cash with high-quality financial institutions. Deposits held with banks may exceed insurance limits. While MSC monitors the creditworthiness of these commercial banks and financial institutions, a crisis in the U.S. financial systems could limit access to funds and/or result in a loss of principal.

Allowance for Credit Losses

The Company establishes reserves for customer accounts that are deemed uncollectible. The allowance for credit losses is based on several factors, including the age of the receivables and the historical ratio of actual write-offs to the age

of the receivables. These analyses also take into consideration economic conditions that may have an impact on a specific industry, a group of customers or a specific customer. While the Company has a broad customer base, representing many diverse industries primarily in all regions of the United States, a general economic downturn could result in higher than expected uncollectible account balances and, therefore, the need to revise estimates for bad debts.

Inventories

Inventories consist of merchandise held for resale and are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average cost method. The Company evaluates the recoverability of its inventory quarterly and established reserves for slow-moving or obsolete inventories. The Company estimates the recoverable cost of such inventory by product type and considers such factors as its age, the physical condition of the inventory, historic sales, historical write-down activity as well as known trends. The Company's ability to recover its cost for inventory can be affected by such factors as general economic and market conditions and relationships with suppliers and customers. Substantially all of the Company's inventories have long shelf lives and are not highly susceptible to obsolescence. In addition, many of the Company's inventory items are eligible for return under various supplier agreements.

Property, Plant and Equipment

Property, plant and equipment and capitalized computer software are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the gain or loss on such disposition is reflected in income.

Depreciation and amortization of property, plant and equipment are computed for financial reporting purposes on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized over either their respective lease terms or their estimated useful lives, whichever is shorter. Estimated useful lives range from three years to 40 years for buildings and building improvements, the lesser of 10 years or the lease term for leasehold improvements, three years to 10 years for computer systems, equipment and software, and three years to 20 years for furniture, fixtures and equipment.

Capitalized computer software costs are amortized using the straight-line method over the estimated useful life. These costs include purchased software packages, payments to vendors and consultants for the development, implementation or modification of purchased software packages for Company use, and payroll and related costs for associates connected with internal-use software projects. Capitalized computer software costs are included in property, plant and equipment in the Consolidated Balance Sheets.

Cloud Computing Arrangements

The Company capitalizes costs to implement cloud computing arrangements ("CCA") hosted by third-party vendors. Capitalized costs are amortized on a straight line basis over the life of the hosting arrangement, taking into account any renewal options which are reasonably certain to be exercised, if any. Capitalized CCA included in Prepaid expenses and other current assets were $1,813 and $1,637 and CCA costs included in Other assets were $23,851 and $26,658, net of accumulated amortization, of which $0 and $5,552 were accrued, at August 30, 2025 and August 31, 2024, respectively. Amortization expense associated with capitalized CCA costs, included in Operating expenses in the Consolidated Statements of Income, was $1,790, $1,988 and $1,192 for fiscal years 2025, 2024, and 2023, respectively. Capitalized CCA costs are classified within operating activities in the Consolidated Statements of Cash Flows.

Leases

The Company's lease portfolio includes certain real estate (CFCs, regional inventory centers, warehouses and manufacturing locations), automobiles and other equipment. The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. Operating leases are recorded on the balance sheet with operating lease assets representing the right to use the underlying asset for the lease term and operating lease liabilities representing the obligation to make lease payments arising from the lease.

For real estate leases, lease components and non-lease components, such as common area maintenance, are grouped as a single lease component. All leases with an initial term of 12 months or less are not included on the balance sheet. Real estate leases typically include one or more options to extend the lease. The Company regularly evaluates the renewal options, and when it is reasonably certain of exercise, the Company includes the renewal period in its lease term. The automobile leases contain variable lease payments based on inception and subsequent interest rate fluctuations.

When readily determinable, the Company uses the interest rate implicit in its leases to discount lease payments. For leases that do not have a readily determinable implicit rate, the Company utilizes the incremental borrowing rate. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company's operating lease expense is recognized on a straight-line basis over the lease term and is recorded in Operating expenses in the Consolidated Statements of Income.

Goodwill and Other Indefinite-Lived Intangible Assets

The Company's business acquisitions typically result in the recording of goodwill and other intangible assets, which affects the amount of amortization expense and possibly impairment write-downs that the Company may incur in future periods. Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in business acquisitions. The Company annually reviews goodwill at the reporting unit level and intangible assets that have indefinite lives for impairment in its fiscal fourth quarter and when events or changes in circumstances indicate the carrying values of these assets might exceed their current fair values.

The Company currently operates at a single reporting unit level. Events or circumstances that may result in an impairment review include changes in macroeconomic conditions, industry and market considerations, cost fact events affecting the reporting unit or a sustained decrease in share price. Each year, the Company may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying value. If impairment is indicated in the qualitative assessment or if management elects to initially perform a quantitative assessment, the impairment test uses a single step approach. This single step approach compares the carrying value of a reporting unit or indefinite lived intangible asset to its fair value. If the fair value exceeds its carrying amount, goodwill or indefinite lived intangible assets are not impaired. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Based on the qualitative assessments of goodwill and intangible assets that have indefinite lives performed by the Company in its respective fiscal fourth quarters, there was no indicator of impairment for fiscal years 2025, 2024 and 2023.

The balances and changes in the carrying amount of goodwill are as follows:

Balance as of September 2, 2023	$	718,174
KAR acquisition [1]		3,860
ApTex acquisition [1]		1,108
Premier acquisition [1]		1,530
Foreign currency translation adjustments		(778)
Balance as of August 31, 2024	$	723,894
Foreign currency translation adjustments		(192)
Balance as of August 30, 2025	$	723,702

(1) In January 2024, the Company acquired 100% of the outstanding equity of KAR, and in June 2024, the Company acquired 100% of the outstanding equity of ApTex and acquired certain assets and assumed certain liabilities of Premier (each, as defined below).

The components of the Company's intangible assets for fiscal years 2025 and 2024 are as follows:

	Weighted-Average Useful Life (in years)	For the Fiscal Years Ended			
		August 30, 2025		August 31, 2024	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationships	14.5	$ 187,846	$ (117,976)	$ 187,846	$ (103,722)
Non-Compete Agreements	3.6	1,056	(912)	1,056	(854)
Intellectual Property	5.0	3,444	(1,095)	2,894	(425)
Trademarks	6.5	8,141	(5,924)	8,248	(4,771)
Trademarks	Indefinite	10,875	—	10,875	—
Total	13.9	$ 211,362	$ (125,907)	$ 210,919	$ (109,772)

For the fiscal year ended August 30, 2025, the Company recorded approximately $550 of intangible assets, consisting of additional intellectual property assets acquired in connection with the Schmitz Manufacturing Research & Technology LLC ("SMRT") asset acquisition in fiscal year 2024. During the fiscal year ended August 30, 2025, the Company removed the gross carrying amount and accumulated amortization for $107 of trademark intangible assets, which were fully amortized. For the fiscal year ended August 31, 2024, the Company recorded approximately $6,715 of intangible assets, primarily consisting of the acquired customer relationships, trade names, non-compete agreements and intellectual property from the KAR Industrial Inc. ("KAR"), ApTex, Inc. ("ApTex"), Premier Tool Grinding, Inc. ("Premier"), and SMRT acquisitions. During the fiscal year ended August 31, 2024, the Company removed the gross carrying amount and accumulated amortization for $68,160 of customer relationship intangible assets, which were fully amortized. Furthermore, $208 of indefinite lived intangible assets were reclassified to definite lived intangible assets during fiscal year 2024.

The Company's amortizable intangible assets are amortized on a straight-line basis, including customer relationships, based on an approximation of customer attrition patterns and best estimates of the use pattern of the asset. Amortization expense of the Company's intangible assets was $16,269, $15,686 and $14,917 during fiscal years 2025, 2024 and 2023, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Fiscal Year	Estimated Amortization Expense
2026	$ 15,622
2027	15,472
2028	12,869
2029	9,918
2030	9,619

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including definite-lived intangible assets, operating lease right-of-use assets, capitalized CCA costs and property and equipment, relying on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows. Impairment is assessed by evaluating the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized.

Revenue Recognition

Net sales include product revenue and shipping and handling charges, net of estimated sales returns and any related sales incentives. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. All revenue is recognized when the Company satisfies its performance obligations under the contract, which is determined to occur when the customer obtains control of the products, and invoicing occurs at approximately the same point in time. The Company's product sales have standard payment terms that do not exceed one year. The Company considers shipping and handling as activities to fulfill its performance obligation. Substantially all of the Company's contracts have a single performance obligation, to deliver products, and are short-term in nature. The Company estimates product returns based on historical return rates.

The Company offers customers sales incentives, which primarily consist of volume rebates, and upfront sign-on payments. These volume rebates and sign-on payments are not in exchange for a distinct good or service and result in a reduction of net sales from the goods transferred to the customer at the later of when the related revenue is recognized or when the Company promises to pay the consideration.

Gross Profit

Gross profit primarily represents the difference between the sale price to the Company's customers and the product cost from its suppliers (net of earned rebates and discounts), including the cost of inbound freight. The cost of outbound freight (including internal transfers), purchasing, receiving and warehousing are included in operating expenses.

Vendor Consideration

The Company receives volume rebates from certain vendors based on contractual arrangements with such vendors. Rebates received from these vendors are recognized as a reduction to Cost of goods sold in the Consolidated Statements of Income when the inventory is sold. In addition, the Company records cash consideration received for advertising costs incurred to sell the vendor's products as a reduction of the Company's advertising costs and such consideration is reflected in Operating expenses in the Consolidated Statements of Income. The total amount of advertising costs, net of co-operative advertising income from vendor-sponsored programs, included in Operating expenses in the Consolidated Statements of Income was approximately $16,257, $12,167 and $9,124 during fiscal years 2025, 2024 and 2023, respectively.

Product Warranties

The Company generally offers a maximum one year warranty, including parts and labor, for certain of its products sold. The specific terms and conditions of those warranties vary depending upon the product sold. The Company may be able to recoup some of these costs through product warranties it holds with its original equipment manufacturers ("OEM"), which typically range from 30 to 90 days. In general, many of the Company's general merchandise products are covered by third-party OEM warranties. The Company's warranty expense has not been material.

Shipping and Handling Costs

The Company includes shipping and handling fees billed to customers in Net sales and shipping and handling costs associated with outbound freight in Operating expenses in the Consolidated Statements of Income. The shipping and handling costs in Operating expenses were approximately $150,501, $148,523 and $156,844 during fiscal years 2025, 2024 and 2023, respectively.

Stock-Based Compensation

In accordance with Accounting Standards Codification ("ASC") Topic 718, "Compensation — Stock Compensation," the Company estimates the fair value of share-based payment awards on the date of grant. The value of awards that are ultimately expected to vest is recognized as an expense over the requisite service periods. The fair value of the Company's restricted stock units and performance share units is based on the closing market price of the Company's Class A Common Stock, par value $0.001 per share, ("Class A Common Stock") on the date of grant. The Company estimates the fair value of stock options granted using a Black-Scholes option-pricing model. This model requires the Company to make estimates and assumptions with respect to the expected term of the option, the expected volatility of the price of the Company's Class A Common Stock and the expected forfeiture rate. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The expected term is based on the historical exercise behavior of grantees, as well as the contractual life of the option grants. The expected volatility factor is based on the volatility of the Class A Common Stock for a period equal to the expected term of the stock option. In addition, forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

Share Repurchases and Treasury Stock

Repurchased shares may be retired immediately and resume the status of authorized but unissued shares or may be held by the Company as treasury stock. The Company accounts for treasury stock under the cost method, using the first-in, first-out flow assumption, and it is included in Class A treasury stock, at cost in the Consolidated Balance Sheets. When the Company reissues treasury stock, the gains are recorded in additional paid-in capital ("APIC"), while the losses are recorded to APIC to the extent that the previous net gains on the reissuance of treasury stock are available to offset the losses. If the losses are larger than the previous net gains available, then the losses are recorded to retained earnings. The Company accounts for repurchased shares immediately retired under the constructive retirement method. When shares are retired, the par value of the repurchased shares is deducted from common stock and the excess repurchase price over par is deducted by allocation to both APIC and retained earnings. The amount allocated to APIC is calculated as the original cost of APIC per share outstanding using the first-in, first-out flow assumption and is applied to the number of shares repurchased. Any remaining amount is allocated to retained earnings.

The Inflation Reduction Act of 2022, enacted in August 2022, imposed a 1% non-deductible excise tax on net repurchases of shares by domestic corporations whose stock is traded on an established securities market. Consequently, this excise tax is applicable to shares of stock repurchased pursuant to the Company's Share Repurchase Plan (as defined below) beginning in January 2023 and represents a cost of the repurchases of the Class A Common Stock. See Note 12, "Shareholders' Equity" for further discussion.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities, approximate fair value because of the short maturity of these instruments. In addition, based on borrowing rates currently available to the Company for borrowings with similar terms, the carrying values of the Company's lease obligations also approximate fair value. The fair values of the Company's long-term debt, including current maturities, are estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. Under this method, the Company's fair values of any long-term obligations were not significantly different than the carrying values at August 30, 2025 and August 31, 2024.

Foreign Currency

The local currency is the functional currency for substantially all of MSC's operations outside the United States. Assets and liabilities of these operations are translated to U.S. dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at the average exchange rate prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive income within shareholders' equity. Gains and losses from foreign currency transactions are included in net income for the period.

Income Taxes

The Company has established deferred income tax assets and liabilities for temporary differences between the financial reporting bases and the income tax bases of its assets and liabilities at enacted tax rates expected to be in effect when such assets or liabilities are realized or settled pursuant to the provisions of ASC Topic 740, "Income Taxes," which prescribes a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amounts of unrecognized tax benefits, exclusive of interest and penalties that would affect the effective tax rate, were $2,476 and $3,789 as of August 30, 2025 and August 31, 2024, respectively.

Comprehensive Income

Comprehensive income consists of consolidated net income and foreign currency translation adjustments. Foreign currency translation adjustments included in comprehensive income were not tax-affected as investments in international affiliates are deemed to be permanent.

Geographic Regions

The Company's sales and assets are predominantly generated from North American locations. For fiscal year 2025, the Company's operations in North America represented approximately 99% of consolidated net sales, with 95% of the total being from the Company's operations in the United States. The remaining 1% of consolidated net sales is from the Company's operations in other foreign countries.

Business Combinations and Asset Acquisitions

The Company accounts for business combinations in accordance with ASC Topic 805, "Business Combinations" ("ASC Topic 805"). ASC Topic 805 established principles and requirements for recognizing the total consideration transferred to, and the assets acquired, liabilities assumed and any non-controlling interest in, the acquired target in a business combination. ASC Topic 805 also provides guidance for recognizing and measuring goodwill acquired in a business combination and requires the acquirer to disclose information that users may need to evaluate and understand the financial impact of the business combination.

The Company recognizes assets acquired in an asset acquisition based on the cost to the Company on a relative fair value basis, which includes transaction costs in addition to consideration transferred and liabilities assumed or issued as part of the transaction. Neither goodwill nor bargain purchase gains are recognized in an asset acquisition; any excess of consideration transferred over the fair value of the net assets acquired, or the opposite, is allocated to qualifying assets based on their relative fair values. See Note 6, "Acquisitions" for further discussion on business combinations and asset acquisitions.

Accounting Standards Not Yet Adopted

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. The ASU primarily enhances and expands both the income tax rate reconciliation disclosure and the income taxes paid disclosure. The ASU is effective for annual periods beginning after December 15, 2024 (MSC's fiscal year 2026) on a prospective basis. The adoption of this guidance is not expected to affect the Company's Consolidated Balance Sheets, Statements of Income, or Statements of Cash Flows and the Company is currently evaluating the standard to determine the impact of adoption on its disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU requires public entities to include more detailed disclosures about specific categories of expenses such as inventory purchases, employee compensation, depreciation, amortization and selling costs within the notes to the financial statements. The ASU is effective for fiscal year periods beginning after December 15, 2026 (MSC's fiscal year 2028) and interim periods within fiscal years beginning after December 15, 2027 (MSC's first quarter of fiscal year 2029), with early adoption permitted. The adoption of this guidance is not expected to affect the Company's Consolidated Balance Sheets, Statements of Income, or Statements of Cash Flows and the Company is currently evaluating the standard to determine the impact of adoption on its disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to have a material impact on the Consolidated Financial Statements.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires entities, including those with a single reporting segment, to disclose significant segment expenses that are regularly provided to the chief operating decision maker, among other provisions. The ASU is effective for fiscal year periods beginning after December 15, 2023 (MSC's fiscal year 2025) and interim periods within fiscal years beginning after December 15, 2024 (MSC's first quarter of fiscal year 2026), with early adoption permitted. The Company adopted this guidance effective for the fiscal year ended August 30, 2025. The adoption of ASU 2023-07 resulted in changes to the Company's disclosures, including comparative information for all years presented, but had no impact on the Company's Consolidated Financial Statements. See Note 16, "Segment Reporting" for additional information on segments.

2. REVENUE

Revenue Recognition

Net sales include product revenue and shipping and handling charges, net of estimated sales returns and any related sales incentives. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. All revenue is recognized when the Company satisfies its performance obligations under the contract, which is determined to occur when the customer obtains control of the products, and invoicing occurs at approximately the same point in time. The Company's product sales have standard payment terms that do not exceed one year. The Company considers shipping and handling as activities to fulfill its performance obligation. Substantially all of the Company's contracts have a single performance obligation, to deliver products, and are short-term in nature. The Company estimates product returns based on historical return rates. Total accrued sales returns were $7,089 and $8,120 as of August 30, 2025 and August 31, 2024, respectively, and are reported as Accrued expenses and other current liabilities in the Consolidated Balance Sheets. Sales taxes and value-added taxes in foreign jurisdictions that are collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

Consideration Payable to Customers

The Company offers customers sales incentives, which primarily consist of volume rebates, and upfront sign-on payments. These volume rebates and sign-on payments are not in exchange for a distinct good or service and result in a reduction of net sales from the goods transferred to the customer at the later of when the related revenue is recognized or when the Company promises to pay the consideration. The Company estimates its volume rebate accruals and records its sign-on payments based on various factors, including contract terms, historical experience and performance levels. Total accrued sales incentives, primarily related to volume rebates, were $22,948 and $23,386 as of August 30, 2025 and August 31, 2024, respectively, and are included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets. Sign-on payments, not yet recognized as a reduction of net sales, are recorded in Prepaid expenses and other current assets in the Consolidated Balance Sheets and were $6,723 and $7,493 as of August 30, 2025 and August 31, 2024, respectively.

Contract Assets and Liabilities

The Company records a contract asset when it has a right to payment from a customer that is conditioned on events other than the passage of time. The Company records a contract liability when customers prepay but the Company has not yet satisfied its performance obligations. The Company did not have material contract assets or liabilities as of August 30, 2025 and August 31, 2024.

Disaggregation of Revenue

The Company serves a large number of customers of various types and in diverse industries, which are subject to different economic and industry factors. The Company's presentation of net sales by customer end-market, customer type and geography most reasonably depicts how the nature, amount, timing and uncertainty of Company revenue and cash flows are affected by economic and industry factors. The Company does not disclose net sales information by product category as it is impracticable to do so as a result of its numerous product offerings and the way its business is managed.

The following table presents the Company's percentage of revenue by customer end-market for fiscal years 2025, 2024, and 2023:

	For the Fiscal Years Ended [2]		
	August 30, 2025 (52 weeks)	August 31, 2024 (52 weeks)	September 2, 2023 (52 weeks)
Manufacturing Heavy	58 %	58 %	58 %
Manufacturing Light	9 %	9 %	10 %
Public Sector	10 %	9 %	10 %
Retail/Wholesale	7 %	7 %	7 %
Commercial Services	4 %	4 %	4 %
Other [1]	12 %	13 %	11 %
Total	100 %	100 %	100 %

[1] The Other category primarily makes up specific industry classifications that do not individually exceed 3% of net sales.
[2] Includes changes in customer end-market classifications as a result of the transition from the Standard Industrial Classification (SIC) system to the North American Industry Classification System (NAICS) in the first quarter of fiscal year 2025.

The Company groups customers into three categories by type of customer: national account, public sector and core and other. National account customers include Fortune 1000 companies, large privately held companies, and international companies doing business in North America. Public sector customers are governments and their instrumentalities such as federal agencies, state governments, and public sector healthcare providers. Federal government customers include the United States General Services Administration, the United States Department of Defense, the United States Marine Corps, the United States Coast Guard, the United States Postal Service, the United States Department of Energy, large and small military bases, Veterans Affairs hospitals, and correctional facilities. The Company has individual state and local contracts, as well as contracts through partnerships with several state co-operatives. Core and other customers are those customers that are not national account customers or public sector customers.

The following table presents the Company's percentage of revenue by customer type for fiscal years 2025, 2024, and 2023:

	For the Fiscal Years Ended [1]		
	August 30, 2025 (52 weeks)	August 31, 2024 (52 weeks)	September 2, 2023 (52 weeks)
National Account Customers	36 %	37 %	35 %
Public Sector Customers	10 %	9 %	10 %
Core and Other Customers	54 %	54 %	55 %
Total	100 %	100 %	100 %

[1] Includes reclassifications of certain customers, primarily between national account customers and core and other customers.

The Company's revenue originating from the following geographic areas was as follows for fiscal years 2025, 2024, and 2023:

	For the Fiscal Years Ended		
	August 30, 2025 (52 weeks)	August 31, 2024 (52 weeks)	September 2, 2023 (52 weeks)
United States	95 %	95 %	95 %
Mexico	2 %	2 %	2 %
Canada	2 %	2 %	2 %
North America	99 %	99 %	99 %
Other foreign countries	1 %	1 %	1 %
Total	100 %	100 %	100 %

3. FAIR VALUE

Fair value accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The below fair value hierarchy prioritizes the inputs used to measure fair value into three levels, with Level 1 being of the highest priority. The three levels of inputs used to measure fair value are as follows:

> **Level 1**—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> **Level 2**—Include other inputs that are directly or indirectly observable in the marketplace.
> **Level 3**—Unobservable inputs which are supported by little or no market activity.

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and outstanding indebtedness. Cash and cash equivalents include investments in a money market fund which are reported at fair value. The fair value of money market funds is determined using quoted prices for identical investments in active markets, which are considered to be Level 1 inputs within the fair value hierarchy. The Company uses a market approach to determine the fair value of its debt instruments, utilizing quoted prices in active markets, interest rates and other relevant information generated by market transactions involving similar instruments. Therefore, the inputs used to measure the fair value of the Company's debt instruments are classified as Level 2 within the fair value hierarchy. The reported carrying amounts of the Company's financial instruments approximated their fair values as of August 30, 2025 and August 31, 2024.

During fiscal years 2025 and 2024, the Company had no material remeasurements of non-financial assets or liabilities at fair value on a non-recurring basis subsequent to their initial recognition.

4. NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted-average number of shares of the Class A Common Stock, and the Company's Class B Common Stock, par value $0.001 per share ("Class B Common Stock" and, together with Class A Common Stock, "Common Stock"), outstanding during the period. In the first quarter of fiscal year 2024, all Class B Common Stock was reclassified, exchanged and converted into Class A Common Stock in connection with the Reclassification (as defined below). See Note 12, "Shareholders' Equity" for additional information. Diluted net income per share is computed by dividing net income by the weighted-average number of shares of Common Stock outstanding during the period, including potentially dilutive shares of Common Stock equivalents outstanding during the period. The dilutive effect of potential shares of Common Stock is determined using the treasury stock method. The following table sets forth the computation of basic and diluted net income per common share under the treasury stock method for fiscal years 2025, 2024 and 2023:

| | For the Fiscal Years Ended | | |
| | August 30, 2025 | August 31, 2024 | September 2, 2023 |
	(52 weeks)	(52 weeks)	(52 weeks)
Numerator:			
Net income attributable to MSC Industrial, as reported	$ 199,328	$ 258,594	$ 343,233
Denominator:			
Weighted-average shares outstanding for basic net income per share	55,781	56,257	55,918
Effect of dilutive securities	113	184	292
Weighted-average shares outstanding for diluted net income per share	55,894	56,441	56,210
Net income per share:			
Basic	$ 3.57	$ 4.60	$ 6.14
Diluted	$ 3.57	$ 4.58	$ 6.11
Potentially dilutive securities	128	37	—

Potentially dilutive securities attributable to outstanding share-based awards are excluded from the calculation of diluted net income per share when the combined exercise price and average unamortized fair value are greater than the average market price of Class A Common Stock, and, therefore, their inclusion would be anti-dilutive.

5. ACCOUNTS RECEIVABLE

Accounts receivables at August 30, 2025 and August 31, 2024 consisted of the following:

	August 30, 2025	August 31, 2024
Accounts receivable	$ 445,671	$ 434,490
Less: Allowance for credit losses	22,365	22,368
Accounts receivable, net	$ 423,306	$ 412,122

In the second quarter of fiscal year 2023, the Company entered into a Receivables Purchase Agreement (the "RPA"), by and among MSC A/R Holding Co., LLC, a wholly owned subsidiary of the Company (the "Receivables Subsidiary"), as seller, the Company, as master servicer, certain purchasers from time to time party thereto (collectively, the "Purchasers"), and Wells Fargo Bank, National Association, as administrative agent. Under the RPA, the Receivables Subsidiary may sell receivables to the Purchasers in amounts up to $300,000. During the second quarter of fiscal year 2023, the amount sold to the Purchasers was $300,000, which was derecognized from the unaudited Condensed Consolidated Balance Sheet as of March 4, 2023. The RPA matures on December 19, 2025 and is subject to customary termination events related to transactions of this type.

The Company continues to be involved with the receivables sold to the Purchasers by providing collection services. As cash is collected on sold receivables, the Receivables Subsidiary continuously sells new qualifying receivables to the Purchasers so that the total principal amount outstanding of receivables sold is approximately $300,000. Receivables sold and collected under the RPA during the fiscal years ended August 30, 2025 and August 31, 2024 were $1,259,391 and $1,272,320, respectively. The total principal amount outstanding of receivables sold was approximately $300,000 as of August 30, 2025 and August 31, 2024. The amount of receivables pledged as collateral as of August 30, 2025 and August 31, 2024 was $359,465 and $349,743, respectively.

The receivables sold incurred fees due to the Purchasers of $15,767, $18,438 and $12,175 for the fiscal years ended August 30, 2025, August 31, 2024 and September 2, 2023, which were recorded within Other (expense) income, net in the Consolidated Statements of Income. The financial covenants under the RPA are substantially the same as those under the Credit Facilities and the Private Placement Debt (each, as defined below). See Note 10, "Debt" for more information about these financial covenants.

6. ACQUISITIONS

Contingent Consideration Paid

In January 2023, the Company acquired certain assets and assumed certain liabilities of Buckeye Industrial Supply Co. ("Buckeye"), an Ohio-based metalworking distributor, and Tru-Edge Grinding, Inc. ("Tru-Edge"), an Ohio-based custom tool manufacturer. During the third quarter of fiscal year 2025, the Company paid cash of $3,500 related to the contingent consideration associated with the acquisition of Buckeye and Tru-Edge, which is reflected in Contingent consideration paid in cash used in financing activities on the Consolidated Statements of Cash Flows. This payment was fully accrued in Accrued expenses and other current liabilities on the Consolidated Balance Sheet as of the date of payment.

Purchase of Noncontrolling Interest

Subsequent to the end of fiscal year 2025, the Company acquired the remaining interest of Wm. F. Hurst Co., LLC for $8,195, increasing the Company's ownership from 80% to 100%. As of the acquisition date, the balance of the noncontrolling interest was $6,048. The difference between acquisition price and the balance of the noncontrolling interest was recognized as an adjustment to additional paid-in capital of $2,147.

7. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment and the estimated useful lives used in the computation of depreciation and amortization:

	Number of Years	August 30, 2025	August 31, 2024
Land	—	$ 19,927	$ 24,030
Buildings and building improvements	3 - 40	144,126	167,889
Leasehold improvements	The lesser of lease term or 10	7,986	7,520
Furniture, fixtures and equipment	3 - 20	194,078	210,615
Computer systems, equipment and software	3 - 10	702,742	636,227
		1,068,859	1,046,281
Less: Accumulated depreciation and amortization		722,153	686,026
Total		$ 346,706	$ 360,255

Depreciation expense was $72,119, $64,836 and $59,814 for fiscal years 2025, 2024 and 2023, respectively.

Disposal of Columbus CFC

During the second quarter of fiscal year 2025, the Company entered into a Purchase and Sale Agreement to sell its 468,000 square foot customer fulfillment center in Columbus, Ohio (the "Columbus CFC"). During the third quarter of fiscal year 2025, the Company disposed of the Columbus CFC for a sales price of $32,000. As of the date of sale, the related assets had a carrying value of approximately $31,758, which was comprised of approximately $20,663 of building and building improvements, $4,097 of land and $6,998 of furniture, fixtures and equipment, which was included in Property, plant and equipment, net in the Consolidated Balance Sheet as of such date. The sale resulted in a loss on sale of property of $1,167 after the settlement of certain closing costs and fees, which is included in Operating expenses on the Consolidated Statement of Income for the fiscal year ended August 30, 2025.

8. INCOME TAXES

The components of income before provision for income taxes were as follows:

		For the Fiscal Years Ended				
		August 30, 2025		August 31, 2024		September 2, 2023
Domestic	$	271,007	$	355,738	$	453,563
Foreign		(7,429)		(12,989)		2,593
Total	$	263,578	$	342,749	$	456,156

The provision for income taxes is comprised of the following:

		For the Fiscal Years Ended				
		August 30, 2025		August 31, 2024		September 2, 2023
Current:						
Federal	$	51,295	$	57,780	$	81,187
State and local		13,507		17,644		21,121
Foreign		2,254		1,329		1,635
		67,056		76,753		103,943
Deferred:						
Federal		(2,893)		6,909		8,164
State and local		683		851		1,683
Foreign		896		2,279		(741)
		(1,314)		10,039		9,106
Total	$	65,742	$	86,792	$	113,049

Significant components of deferred tax assets and liabilities are as follows:

	August 30, 2025	August 31, 2024
Deferred tax liabilities:		
Depreciation	$ (29,035)	$ (38,391)
Right-of-use assets	(13,057)	(12,740)
Goodwill	(135,960)	(123,677)
Intangible asset amortization	(4,769)	(2,153)
	(182,821)	(176,961)
Deferred tax assets:		
Accounts receivable	5,189	4,930
Lease liability	13,291	13,461
Inventories	9,637	8,769
Self-insurance liability	1,814	2,026
Deferred compensation	800	171
Stock-based compensation	3,527	4,847
Other accrued expenses/reserves	17,519	10,269
Foreign net operating loss carryforwards	9,080	5,545
Foreign tax credit	2,034	2,034
Less: Valuation allowance	(13,979)	(10,314)
	48,912	41,738
Net Deferred Tax Liabilities	$ (133,909)	$ (135,223)

Reconciliation of the U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	For the Fiscal Years Ended		
	August 30, 2025	August 31, 2024	September 2, 2023
U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	4.2	4.6	4.3
U.S. federal tax credits	(1.3)	(1.6)	—
Valuation allowance	1.4	2.7	—
Other, net	(0.4)	(1.4)	(0.5)
Effective income tax rate	24.9 %	25.3 %	24.8 %

The aggregate changes in the balance of gross unrecognized tax benefits during fiscal years 2025 and 2024 were as follows:

	August 30, 2025	August 31, 2024
Beginning Balance	$ 5,768	$ 7,768
Additions for tax positions relating to current year	62	210
Additions for tax positions relating to prior years	67	—
Reductions for tax positions relating to prior years	(648)	—
Lapse of statute of limitations	(1,546)	(2,210)
Ending Balance	$ 3,703	$ 5,768

Included in the balance of gross unrecognized tax benefits at August 30, 2025 is $1,017 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next 12 months. This amount represents a potential decrease in gross unrecognized tax benefits comprised primarily of items related to expiring statutes of limitations in state and foreign jurisdictions.

The Company recognizes interest expense and penalties in the provision for income taxes. The provision for income taxes for fiscal years 2025, 2024 and 2023 included interest and penalties of $79, $4 and $153, respectively. The Company had accrued $919 and $1,431 for interest and penalties as of August 30, 2025 and August 31, 2024, respectively.

During fiscal year 2023, the Company received funds related to Employee Retention Credit ("ERC") claims previously submitted. As there is no authoritative guidance under accounting principles generally accepted in the United States of America on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance. Of the funds received in fiscal year 2023, the Company recorded $6,566 to Other income (expense) in the Consolidated Statement of Income for the fiscal year ended September 2, 2023, as the probability threshold had been met for these funds. As of August 30, 2025, the Company determined the probability threshold had not been met for $5,129 of the funds received in fiscal year 2023, and, as such, that portion of the funds remained in Accrued expenses and other current liabilities in the Consolidated Balance Sheet as of such date. This amount will be recognized in the Consolidated Statement of Income when the probability threshold has been met, which the Company has determined to be the earlier of a completed audit or the lapse of the relevant statute of limitations.

The Company is routinely examined by federal and state tax authorities. The Company is subject to examination by the Internal Revenue Service from fiscal year 2022 to present. With limited exceptions, the Company is no longer subject to state income tax examinations prior to fiscal year 2022. The Company is also subject to examinations in various foreign jurisdictions. The statute of limitations varies by jurisdiction.

On July 4, 2025, the One Big Beautiful Bill Act (OBBA) was passed in the United States, which contained a broad range of tax reform. This tax legislation included changes and restructuring of tax policies that could impact rates, deductions, credits, and other tax related provisions. The Company did not experience a material impact to its tax rates, expense or obligations from the legislation during fiscal year 2025. The Company continues to evaluate the impact of these legislative changes on its consolidated financial statements.

As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. During the fiscal year ended August 30, 2025, the Company's valuation allowance increased by approximately $3,665. The Company has income tax net operating loss carryforwards related to its international operations of approximately $32,377, of which $11,888 has an indefinite carryforward period and $20,139 expires in 2034 and $350 expires in 2044.

For the fiscal year ended August 30, 2025, the Company reinvested $5,133 of undistributed earnings of its foreign subsidiaries and may be subject to additional foreign withholding taxes and U.S. state income taxes if it reverses its indefinite reinvestment assertion on these foreign earnings in the future. All other outside basis differences not related to earnings were impractical to account for at this period of time and are currently considered as being permanent in duration.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	August 30, 2025	August 31, 2024 [1]
Accrued payroll and fringe	$ 36,749	$ 34,199
Accrued bonus	27,152	9,361
Accrued sales, property and income taxes	16,400	11,909
Accrued sales rebates and returns	30,037	31,506
Accrued restructuring and other costs	3,692	1,236
Accrued dividend equivalents	3,095	3,880
Accrued freight	9,559	5,916
Accrued ERC claims	5,129	5,129
Accrued CCA costs	—	5,552
Accrued advertising	5,819	3,727
Accrued professional fees	2,423	3,625
Accrued consideration related to acquisitions	3,656	7,103
Accrued other	21,381	24,499
Total accrued expenses and other current liabilities	$ 165,092	$ 147,642

[1] Includes reclassifications from Accrued other for the fiscal year ended August 31, 2024 to conform with the current year presentation.

10. DEBT

Debt at August 30, 2025 and August 31, 2024 consisted of the following:

	August 30, 2025	August 31, 2024
Amended Revolving Credit Facility	$ 65,000	$ 74,000
Uncommitted Credit Facilities	217,000	209,500
Long-Term Note Payable	4,750	4,750
Private Placement Debt:		
2.90% Senior Notes, Series B, due July 28, 2026	100,000	100,000
3.79% Senior Notes, due June 11, 2025	—	20,000
2.60% Senior Notes, due March 5, 2027	50,000	50,000
5.73% Senior Notes, due April 18, 2027	50,000	50,000
Financing arrangements	38	640
Less: Unamortized debt issuance costs	(1,539)	(780)
Total debt, excluding obligations under finance leases	485,249	508,110
Less: Current portion, excluding obligations under finance leases	(316,668) [1]	(229,712) [2]
Total long-term debt, excluding obligations under finance leases	$ 168,581	$ 278,398

[1] Consists of $217,000 from the Uncommitted Credit Facilities (as defined below), $100,000 from the 2.90% Senior Notes, Series B, due July 28, 2026, $17 from financing arrangements and net of unamortized debt issuance costs of $349 expected to be amortized in the next 12 months.
[2] Consists of $209,500 from the Uncommitted Credit Facilities (as defined below), $20,000 from the 3.79% Senior Notes, due June 11, 2025, $595 from financing arrangements and net of unamortized debt issuance costs of $383 expected to be amortized in the next 12 months.

Amended Revolving Credit Facility

In April 2017, the Company entered into a $600,000 revolving credit facility, which was subsequently amended in August 2021, May 2023 and July 2025 (as amended, the "Amended Revolving Credit Facility"). The Amended Revolving Credit Facility, which matures on July 16, 2030, provides for a five-year unsecured revolving loan facility on a committed basis. The interest rate for borrowings under the Amended Revolving Credit Facility is based on either the Adjusted Term

SOFR Rate (as defined in the Amended Revolving Credit Facility) or a base rate, plus a spread based on the Company's consolidated net leverage ratio at the end of each fiscal reporting quarter. The Company currently elects to have loans under the Amended Revolving Credit Facility bear interest based on the Adjusted Term SOFR Rate with one-month interest periods.

The Amended Revolving Credit Facility permits up to $50,000 to be used to fund letters of credit. The Amended Revolving Credit Facility also permits the Company to initiate one or more incremental term loan facilities and/or to increase the revolving loan commitments in an aggregate amount not to exceed $300,000. Subject to certain limitations, each such incremental term loan facility or revolving loan commitment increase will be on terms as agreed to by the Company, the administrative agent and the lenders providing such financing. Outstanding letters of credit were $6,304 as of August 30, 2025 and August 31, 2024, respectively.

Uncommitted Credit Facilities

During fiscal year 2025, the Company either extended or amended its three uncommitted credit facilities. These facilities (collectively, the "Uncommitted Credit Facilities" and, together with the Amended Revolving Credit Facility, the "Credit Facilities") total $230,000 in aggregate maximum uncommitted availability, under which $217,000 and $209,500 were outstanding at August 30, 2025 and August 31, 2024, respectively, and are included in Current portion of debt including obligations under finance leases in the Consolidated Balance Sheets. The interest rate on the Uncommitted Credit Facilities is based on the Secured Overnight Financing Rate. Borrowings under the Uncommitted Credit Facilities are due at the end of the applicable interest period, which is typically one month but may be up to six months and may be rolled over to a new interest period at the option of the applicable lender. The Company's lenders have, in the past, been willing to roll over the principal amount outstanding under the Uncommitted Credit Facilities at the end of each interest period but are not obligated to do so. Each Uncommitted Credit Facility matures within one year of entering into such Uncommitted Credit Facility and contains customary events of default, including a cross-default provision with respect to the Amended Revolving Credit Facility. All of the Uncommitted Credit Facilities are unsecured and rank equally in right of payment with the Company's other unsecured indebtedness.

During fiscal year 2025, the Company borrowed an aggregate $253,498 and repaid an aggregate $254,998 under the Credit Facilities. As of August 30, 2025 and August 31, 2024, the weighted-average interest rates on borrowings under the Credit Facilities were 5.19% and 6.24%, respectively.

Private Placement Debt

In July 2016, the Company completed the issuance and sale of $100,000 aggregate principal amount of 2.90% Senior Notes, Series B, due July 28, 2026; in June 2018, the Company completed the issuance and sale of $20,000 aggregate principal amount of 3.79% Senior Notes, due June 11, 2025; in March 2020, the Company completed the issuance and sale of $50,000 aggregate principal amount of 2.60% Senior Notes, due March 5, 2027; and, in April 2024, the Company completed the issuance and sale of $50,000 aggregate principal amount of 5.73% Senior Notes, due April 18, 2027 (collectively, the "Private Placement Debt"). Interest is payable semiannually at the fixed stated interest rates. All of the Private Placement Debt is unsecured.

During fiscal year 2025, the Company paid $20,000 to satisfy its obligation on the 3.79% Senior Notes, due June 11, 2025, which was funded with existing cash resources.

Covenants

Each of the Credit Facilities and the Private Placement Debt imposes several restrictive covenants, including the requirement that the Company maintain (i) in the case of the Private Placement Debt, a maximum consolidated leverage ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation, amortization and stock-based compensation) of no more than 3.00 to 1.00, (or, at the election of the Company after it consummates a material acquisition, a four-quarter temporary increase to 3.50 to 1.00), (ii.) in the case of the Amended Revolving Credit Facility, a maximum consolidated net leverage ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation, amortization and stock-based compensation) of no more than 3.50 to 1.00 (or, at the election of the Company after it consummates a material acquisition, a four-quarter temporary increase to 4.00 to 1.00) and (iii) in the case of both the Private Placement Debt and the Amended Revolving Credit Facility, a minimum consolidated interest coverage ratio of EBITDA to total interest expense of at least 3.00 to 1.00. As of August 30, 2025, the Company was in compliance with the operating and financial covenants of the Credit Facilities and the Private Placement Debt.

Maturities of Long-Term Debt

Fiscal Year	Maturities of Long-Term Debt
2026	$ 100,000
2027	100,000
2028	—
2029	—
2030	65,000
Thereafter	4,750
Total	$ 269,750

11. LEASES

The Company's lease portfolio includes certain real estate (CFCs, regional inventory centers, warehouses and manufacturing locations), automobiles and other equipment. The determination of whether an arrangement is, or contains, a lease is performed at the inception of the arrangement. Operating leases are recorded on the balance sheet with operating lease assets representing the right to use the underlying asset for the lease term and operating lease liabilities representing the obligation to make lease payments arising from the lease. For real estate leases, the Company has elected the practical expedient which allows lease components and non-lease components, such as common area maintenance, to be grouped as a single lease component. The Company has also elected the practical expedient which allows leases with an initial term of 12 months or less to be excluded from the balance sheet.

The Company does not guarantee any residual value in its lease agreements, there are no material restrictions or covenants imposed by lease arrangements, and there are no lease transactions with related parties. Real estate leases typically include one or more options to extend the lease. The Company regularly evaluates the renewal options, and when it is reasonably certain of exercise, the Company includes the renewal period in its lease term. The automobile leases contain variable lease payments based on inception and subsequent interest rate fluctuations. When readily determinable, the Company uses the interest rate implicit in its leases to discount lease payments. For leases that do not have a readily determinable implicit rate, the Company utilizes the incremental borrowing rate. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The rate for each lease was determined using primarily the Company's credit spread, the lease term and currency.

The components of lease cost for fiscal years 2025, 2024 and 2023 were as follows:

	For the Fiscal Years Ended		
	August 30, 2025	August 31, 2024	September 2, 2023
Operating lease cost	$ 26,451	$ 25,807	$ 22,935
Variable lease cost (benefit)	162	(67)	339
Short-term lease cost	4,198	3,871	3,236
Finance lease cost:			
Amortization of leased assets	224	286	957
Interest on leased liabilities	36	25	18
Total Lease Cost	$ 31,071	$ 29,922	$ 27,485

Supplemental balance sheet information relating to operating and finance leases is as follows:

	Classification	August 30, 2025	August 31, 2024
Assets			
Operating lease assets	Operating lease assets	$ 52,464	$ 58,649
Finance lease assets [1]	Property, plant and equipment, net	429	643
Total leased assets		$ 52,893	$ 59,292
Liabilities			
Current			
Operating	Current portion of operating lease liabilities	$ 22,236	$ 21,941
Finance	Current portion of debt including obligations under finance leases	200	199
Noncurrent			
Operating	Noncurrent operating lease liabilities	30,872	37,468
Finance	Long-term debt including obligations under finance leases	250	455
Total lease liabilities		$ 53,558	$ 60,063

[1] Finance lease assets are net of accumulated amortization of $392 and $298 as of August 30, 2025 and August 31, 2024, respectively.

	August 30, 2025	August 31, 2024
Weighted-average remaining lease term (in years)		
Operating Leases	2.9	3.4
Finance Leases	2.8	3.5
Weighted-average discount rate		
Operating Leases	5.1 %	5.0 %
Finance Leases	6.3 %	6.2 %

The following table sets forth supplemental cash flow information related to operating and finance leases:

	For the Fiscal Years Ended	
	August 30, 2025	August 31, 2024
Operating Cash Outflows from Operating Leases	$ 26,328	$ 25,556
Operating Cash Outflows from Finance Leases	34	20
Financing Cash Outflows from Finance Leases	237	273
Leased assets obtained in exchange for new lease liabilities:		
Operating Leases	$ 17,303	$ 16,393
Finance Leases	—	454

As of August 30, 2025, future lease payments were as follows:

Fiscal Year [1]	Operating Leases		Finance Leases		Total	
2026	$	24,555	$	222	$	24,777
2027		17,690		111		17,801
2028		8,147		111		8,258
2029		3,253		47		3,300
2030		2,205		—		2,205
Thereafter		1,330		—		1,330
Total Lease Payments		57,180		491		57,671
Less: Imputed Interest		4,072		41		4,113
Present Value of Lease Liabilities [2]	$	53,108	$	450	$	53,558

[1] Future lease payments by fiscal year are based on contractual lease obligations.
[2] Includes the current portion of $22,236 for operating leases and $200 for finance leases.

As of August 30, 2025, the Company's future lease obligations which had not yet commenced were immaterial. The Company has various arrangements for certain property it owns under which it is the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is immaterial.

12. SHAREHOLDERS' EQUITY

Common Stock Repurchases and Treasury Stock

In June 2021, the Board of Directors of the Company (the "Board") terminated the existing share repurchase plan and authorized a new share repurchase (the "Share Repurchase Plan") to purchase up to 5,000 shares of Class A Common Stock. There is no expiration date for the Share Repurchase Plan. As of August 30, 2025, the maximum number of shares of Class A Common Stock that may be repurchased under the Share Repurchase Plan was 1,413 shares. The Share Repurchase Plan allows the Company to repurchase shares at any time and in any increments it deems appropriate in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

During fiscal years 2025 and 2024, the Company repurchased 496 shares and 1,991 shares, respectively, of Class A Common Stock for $39,317 and $187,695, respectively. In fiscal years 2025 and 2024, from these totals, 417 shares and 1,893 shares, respectively, were immediately retired and 79 shares and 98 shares, respectively, were repurchased by the Company to satisfy the Company's associates' tax withholding liability associated with its stock-based compensation program and are reflected at cost as treasury stock in the Consolidated Financial Statements for fiscal years 2025 and 2024. As of August 30, 2025 and August 31, 2024, the Company also recorded an accrual for excise tax on share repurchases of $71 and $1,523, respectively, which was recorded in Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

Shares of Class A Common Stock purchased to satisfy the Company's associates' tax withholding liability associated with its stock-based compensation program did not reduce the number of shares that may be repurchased under the Share Repurchase Plan. The Company reissued 59 shares and 53 shares of Class A treasury stock during fiscal years 2025 and 2024, respectively, to fund the Associate Stock Purchase Plan (as defined below) (see Note 13, "Associate Benefit Plans").

Common Stock

Each holder of Class A Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Class A Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to such stock.

Prior to the Reclassification, the Company had an additional class of common stock outstanding: Class B Common Stock. Class B Common Stock shares were convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder, and all shares of Class B Common Stock would convert into shares of Class A

Common Stock on a one-to-one basis upon the sale of transfer of such shares of Class B Common Stock to any person who is not a member of the Jacobson or Gershwind families or any trust not established principally for members of the Jacobson or Gershwind families or to any person who is not an executor, administrator or personal representative of an estate of a member of the Jacobson or Gershwind families. Each holder of Class B Common Stock was entitled to 10 votes per share.

Preferred Stock

The Company has authorized 5,000 shares of preferred stock. The Board has the authority to issue the shares of preferred stock. Shares of preferred stock may have priority over Class A Common Stock with respect to dividend or liquidation rights, or both. As of August 30, 2025, there were no shares of preferred stock issued or outstanding.

Cash Dividend

In 2003, the Board instituted a policy of paying regular quarterly cash dividends to the Company's shareholders. This policy is reviewed regularly by the Board. The Company expects its practice of paying quarterly cash dividends on its common stock will continue, although the payment of future dividends is at the discretion of the Board and will depend upon the Company's earnings, capital requirements, financial condition and other factors.

On October 7, 2025, the Board declared a regular cash dividend of $0.87 per share, payable on November 26, 2025, to shareholders of record at the close of business on November 12, 2025. The dividend is expected to result in aggregate payments of $48,537, based on the number of shares outstanding at October 2, 2025.

Reclassification

In the first quarter of fiscal year 2024, the Company completed its reclassification of its common stock to eliminate Class B Common Stock (the "Reclassification"), effective at the time that the Company's Restated Certificate of Incorporation was duly filed with the Secretary of State of the State of New York (the "Effective Time"), as contemplated by that certain Reclassification Agreement, dated as of June 20, 2023, with Mitchell Jacobson, Erik Gershwind, other members of the Jacobson / Gershwind family and certain entities affiliated with the Jacobson / Gershwind family. Pursuant to the Reclassification, each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time was reclassified, exchanged and converted into 1.225 shares of Class A Common Stock. The issuance of Class A Common Stock in connection with the Reclassification was registered under the Securities Act of 1933, as amended, pursuant to the Company's Registration Statement on Form S-4 (File No. 333-273418).

13. ASSOCIATE BENEFIT PLANS

The Company accounts for all stock-based payments in accordance with ASC Topic 718, "Compensation—Stock Compensation," as amended. Stock-based compensation expense included in Operating expenses in the Consolidated Statements of Income for fiscal years 2025, 2024 and 2023 was as follows:

	For the Fiscal Years Ended		
	August 30, 2025	August 31, 2024	September 2, 2023
Stock-based compensation expense [1]	$ 12,551	$ 18,848	$ 18,639
Deferred income tax benefit	(3,130)	(4,773)	(4,619)
Stock-based compensation expense, net	$ 9,421	$ 14,075	$ 14,020

[1] Includes equity award acceleration costs associated with associate severance and separation, which are included in Restructuring and other costs in the Consolidated Statements of Income for fiscal years 2025, 2024 and 2023. See Note 14, "Restructuring and Other Costs" for additional information.

2023 Omnibus Incentive Plan

At the Company's annual meeting of shareholders held on January 25, 2023, the shareholders approved the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (the "2023 Omnibus Incentive Plan"). The 2023 Omnibus Incentive Plan replaced the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (the "Prior Plan") and, beginning January 25, 2023, all awards are granted under the 2023 Omnibus Incentive Plan. Awards under the 2023 Omnibus Incentive Plan may be made in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, other share-based awards, and performance cash, performance shares or performance units. All outstanding awards under the Prior Plan will continue to be governed by the terms of the Prior Plan. Upon approval of the 2023 Omnibus Incentive Plan, the maximum aggregate number of shares of Class A Common Stock authorized to be issued under the 2023 Omnibus Incentive Plan was 2,186 shares, of which 1,817 authorized shares of Class A Common Stock were remaining as of August 30, 2025.

Restricted Stock Units and Performance Share Units

The Company grants restricted stock units ("RSUs") and performance share units ("PSUs") as part of its long-term stock-based compensation program. RSUs vest over four years or five years, depending on the position of the associate, and PSUs cliff vest after a three-year performance period based on the achievement of specific performance goals as set forth in the applicable award agreement. Based on the extent to which the performance goals are achieved, vested shares may range from 0% to 200% of the target award amount. If the performance conditions are not met or are not expected to be met, recognized compensation expense associated with the grant will be reversed.

The following table summarizes the Company's non-vested RSU and PSU award activity under the 2023 Omnibus Incentive Plan and the Prior Plan (based on target award amounts for PSUs) for fiscal year 2025:

	Restricted Stock Units		Performance Share Units	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Non-vested at the beginning of the year	431	$ 88.29	123	$ 88.31
Granted	237	80.72	52	80.52
Vested	(165)	85.04	(38)	84.96
Canceled/Forfeited	(54)	86.82	(25)	86.41
Non-vested at the end of the year [1]	449	$ 85.68	112	$ 86.28

[1] Excludes approximately 34 and 2 shares of accrued incremental dividend equivalent rights on outstanding RSUs and PSUs, respectively, granted under the 2023 Omnibus Incentive Plan and the Prior Plan.

The fair value of each RSU and PSU is the closing stock price on the New York Stock Exchange of Class A Common Stock on the date of grant. RSUs are expensed over the vesting period of each respective grant and PSUs are expensed over the three-year performance period of each respective grant. Forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimated forfeitures. The Company uses historical data to estimate pre-vesting RSU and PSU forfeitures and records stock-based compensation expense only for RSU and PSU awards that are expected to vest. Upon vesting, and, in the case of the PSUs, subject to the achievement of specific performance goals, a portion of the RSU and PSU awards may be withheld to satisfy the statutory income tax withholding obligation, and the remaining RSUs and PSUs will be settled in shares of Class A Common Stock. These awards accrue dividend equivalents on the underlying RSUs and PSUs (in the form of additional stock units) based on dividends declared on Class A Common Stock, and these dividend equivalents are paid to the award recipient in the form of unrestricted shares of Class A Common Stock on the vesting dates of the underlying RSUs and PSUs, subject, in the case of the dividend equivalents on the underlying PSUs, to the same performance vesting requirements. The unrecognized stock-based compensation cost related to the RSUs and PSUs at August 30, 2025 were $26,053 and $2,631, respectively, which are expected to be recognized over a weighted-average period of 2.6 and 1.2 years, respectively.

Stock Options

Stock option awards outstanding under the Company's incentive plans have been granted at exercise prices that are equal to the market value of Class A Common Stock on the date of grant. Such options generally vest over a period of four years and expire at seven years after the grant date. The Company recognizes compensation expense ratably over the vesting period, net of estimated forfeitures. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted. The Company discontinued its grants of stock options in fiscal year 2020.

During fiscal year 2025, there were 98 stock option awards exercised at a weighted-average price of $83.21. As of August 30, 2025, there were approximately 1 (thousand) stock option awards outstanding and exercisable, with an exercise price of $83.21, a remaining contractual life of 0.1 years and an aggregate intrinsic value of $8.

The aggregate intrinsic value of options exercised, which represents the difference between the exercise price and the market value of Class A Common Stock measured at each individual exercise date, during fiscal years 2025, 2024 and

2023 was $623, $1,912 and $4,393, respectively. There were no unrecognized stock-based compensation costs related to stock options at August 30, 2025.

Associate Stock Purchase Plan

The Company has established the MSC Industrial Direct Co., Inc. Amended and Restated Associate Stock Purchase Plan (the "Associate Stock Purchase Plan"), the terms of which qualified plan allow for eligible associates (as defined in the Associate Stock Purchase Plan) to participate in the purchase of up to a maximum of five shares of Class A Common Stock at a price equal to 90% of the closing price at the end of each stock purchase period. On January 27, 2021, the shareholders of the Company approved an increase in the authorized but unissued shares of Class A Common Stock reserved for sale under the Associate Stock Purchase Plan from 1,500 shares to 1,850 shares. As of August 30, 2025, approximately 123 shares remained reserved for issuance under the Associate Stock Purchase Plan. During fiscal years 2025 and 2024, associates purchased approximately 59 shares and 53 shares, respectively, of Class A Common Stock at an average per share price of $72.53 and $84.15, respectively.

Savings Plan

The Company maintains a defined contribution plan with both a profit sharing feature and a 401(k) feature, which covers all associates who have completed at least one month of service with the Company. For fiscal years 2025, 2024 and 2023, the Company contributed $9,837, $9,727 and $9,481, respectively, to the plan. The Company contributions are discretionary.

14. RESTRUCTURING AND OTHER COSTS

Optimization of Company Operations and Profitability Improvement

The Company continues to identify opportunities for improvements in its workforce realignment, strategy and staffing, and its focus on performance management, to ensure it has the right skill sets and number of associates to execute its long-term vision. As such, the Company extends voluntary and involuntary severance and separation benefits to certain associates in order to facilitate its workforce realignment. During fiscal year 2025, the Company reduced its headcount by eliminating various positions to optimize its cost structure and improve operational efficiency.

As part of the Company's strategic realignment efforts to optimize its supply chain and distribution network and enhance operational efficiency, the Company engaged consultants beginning in fiscal year 2024 and continuing into fiscal year 2025. In connection with these efforts, in the second half of fiscal year 2024, the Company commenced its plan to sell its Columbus CFC. As such, the Company extended voluntary and involuntary severance and separation benefits to certain associates and incurred consulting-related costs in the same period in order to facilitate its network optimization and workforce realignment that qualify as exit and disposal costs under accounting principles generally accepted in the United States of America. During fiscal year 2025, the Company disposed of the Columbus CFC and, after the settlement of certain closing costs and fees, recorded a loss on sale of property of $1,167, which is included in Operating expenses in the Consolidated Statement of Income.

In addition, from time to time, the Company incurs certain expenses that are an integral component of, and directly attribute to, its restructuring activities, which do not qualify as exit and disposal costs under accounting principles generally accepted in the United States of America. These expenses include professional and consulting-related costs directly associated with the optimization of the Company's operations and profitability improvement, which are also included in Restructuring and other costs in the Consolidated Statements of Income.

The following table summarizes restructuring and other costs:

	For the Fiscal Years Ended					
	August 30, 2025		August 31, 2024		September 2, 2023	
Consulting-related costs	$	5,258	$	7,143	$	4,939
Associate severance and separation costs		5,318		6,765		2,594
Equity award acceleration costs associated with severance		423		438		404
Other exit-related costs		—		180		—
Total restructuring and other costs	$	10,999	$	14,526	$	7,937

Liabilities associated with restructuring and other costs are included in Accrued expenses and other current liabilities in the Consolidated Balance Sheets and are expected to be paid within the next twelve months. The following table summarizes activity related to liabilities associated with restructuring and other costs:

	Consulting-related costs		Associate severance and separation costs		Other exit-related costs		Total	
Balance as of September 2, 2023	$	100	$	1,037	$	—	$	1,137
Additions		7,143		6,765		650		14,558
Payments and other adjustments		(6,884)		(7,105)		(470)		(14,459)
Balance as of August 31, 2024		359		697		180		1,236
Additions		5,258		5,318		—		10,576
Payments and other adjustments		(5,322)		(2,618)		(180)		(8,120)
Balance as of August 30, 2025	$	295	$	3,397	$	—	$	3,692

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company's lease portfolio includes certain real estate (CFCs, regional inventory centers, warehouses and manufacturing locations), automobiles and other equipment. Refer to Note 11, "Leases" for more information.

Legal Proceedings

In the ordinary course of business, there are various claims, lawsuits and pending actions against the Company incidental to the operation of its business. Although the outcome of these matters, both individually and in aggregate, is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

On March 14, 2025, a complaint was filed in the Supreme Court of the State of New York, County of New York by Macomb County Retiree Health Care Fund ("MCRHC") against the Company and certain officers, directors and shareholders of the Company (the "Macomb Litigation"). In June 2025, MCRHC filed an amended complaint. The amended complaint alleges, among other things, breaches of fiduciary duties for actions related to the Reclassification and seeks disgorgement, unspecified damages, costs and expenses and such other relief as the court may deem proper. We have incurred, and may be required in future to incur further, legal fees and other expenses related to the Macomb Litigation. At this time, the ultimate cost to resolve this matter is not reasonably estimable, however the Company believes it has substantial defenses to the alleged claims and intends to vigorously defend itself.

16. SEGMENT REPORTING

The Company operates in one operating and reportable segment which aligns with the Company's go to market strategy as a leading North American distributor of a broad range of industrial products and services. The Company serves a large number of customers in diverse industries through the sale of products and services in categories such as metalworking, MRO, Class C Consumables and OEM. Substantially all of the Company's revenues and long-lived assets are from or in the United States. In accordance with FASB ASU 2023-07, operating segments are sections of the business with separate financial information that is regularly reviewed by the chief operating decision maker ("CODM") in assessing company performance and allocation of resources. The Company's CODM duties are shared by our Chief Executive Officer and President & Chief Operating Officer. The CODM regularly reviews consolidated operating margin and net income to assess Company performance, drive growth, and allocate resources to strategic priorities. The CODM reviews total assets at the consolidated level to make significant capital expenditure decisions for the Company.

The following table presents selected financial information regarding the Company's single reportable segment for fiscal years 2025, 2024, and 2023:

	For the Fiscal Years Ended		
	August 30, 2025	August 31, 2024	September 2, 2023
Net sales	$ 3,769,521	$ 3,820,951	$ 4,009,282
Cost of goods sold	2,233,386	2,248,168	2,366,317
Payroll and payroll-related costs	697,672	655,311	646,193
Freight expense	150,501	148,523	156,844
Depreciation and amortization	88,388	80,522	74,731
Restructuring and other costs	10,999	14,526	7,937
Other segment items [1]	287,012	283,514	273,527
Income from operations	301,563	390,387	483,733
Operating Margin	8.0%	10.2%	12.1%
Other Income (Expense)			
Interest expense	(24,063)	(25,770)	(22,543)
Interest income	1,130	412	1,034
Other expense, net [2]	(15,052)	(22,280)	(6,068)
Income before provision for income taxes	263,578	342,749	456,156
Provision for income taxes	65,742	86,792	113,049
Net income	$ 197,836	$ 255,957	$ 343,107

(1) Other Segment Items consists primarily of professional fees, software and hardware costs, auto expenses, advertising expenses, stock-based compensation and other selling, general, and administrative expenses
(2) Other expense, net is primarily composed of fees related to the Company's securitization agreement.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of August 30, 2025. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of August 30, 2025, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of August 30, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of August 30, 2025.

Remediation Efforts to Address Material Weakness

As disclosed in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended August 31, 2024, we previously identified a material weakness in our internal control over financial reporting relating to deficiencies in the operating effectiveness of our information technology general controls ("ITGCs") relating to user access for certain information technology systems that support financial reporting processes for revenue and inventory transactions. The deficiencies specifically affected the quality of the data used in execution of our ITGCs, the assessment of the risk of inappropriate activity and the review of user access, which was not performed with the necessary level of precision. As a result, certain of our business process controls related to recording revenue and inventory transactions that are dependent on the affected IT systems or the information from such IT systems were also deemed ineffective as of August 31, 2024.

During the quarter ended August 30, 2025, management, under the oversight of the Audit Committee of our Board of Directors, completed the implementation of enhanced controls and procedures to remediate the material weakness described above. The remediation actions include: (i) a comprehensive review of user access and levels across the affected IT systems, and (ii) implementing an IT management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes for revenue and inventory transactions.

During the quarter ended August 30, 2025, we completed our testing and evaluation of the newly designed and implemented controls and procedures and determined that as of August 30, 2025, the controls and procedures have been in place and have operated effectively for a sufficient period of time for management to conclude the material weakness has been remediated.

Based on substantive procedures completed for the fiscal years ended August 30, 2025 and August 31, 2024, management concluded that the material weaknesses did not result in any material misstatements in our financial statements or disclosures in the current year or in our annual consolidated financial statements in the prior fiscal year in which this material weakness existed. Management further concluded that the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with U.S. GAAP.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of August 30, 2025 has been audited by Ernst & Young LLP, the Company's independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

Other than the actions taken to remediate the previously identified material weakness discussed above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act that occurred during the quarter ended August 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Shareholders and the Board of Directors of MSC Industrial Direct Co., Inc.

Opinion on Internal Control Over Financial Reporting

We have audited MSC Industrial Direct Co., Inc.'s internal control over financial reporting as of August 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, MSC Industrial Direct Co., Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 30, 2025 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 30, 2025 and August 31, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 30, 2025, and the related notes and schedule and our report dated October 23, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jericho, New York
October 23, 2025

ITEM 9B. OTHER INFORMATION.

Insider Trading Arrangements

None of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K) during the quarter ended August 30, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information called for by Item 10 is set forth under the headings "Election of Directors," "Corporate Governance" and "Information About Our Executive Officers" in the definitive proxy statement for the Company's 2026 Annual Meeting of Shareholders (the "Proxy Statement"), which is incorporated herein by this reference.

The Company has adopted a Code of Ethics (the "Code of Ethics"), which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Exchange Act. The Code of Ethics applies to the Company's principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Company has also adopted a separate Code of Business Conduct applicable to our Board of Directors and the Company's executive officers and associates. The Code of Ethics and the Code of Business Conduct are available on the investor relations portion of the Company's website, *https://investor.mscdirect.com*.

The Company will disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Ethics that apply to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and that relate to any element of the Code of Ethics enumerated in the SEC rules and regulations by posting this information on the investor relations portion of the Company's website, *https:// investor.mscdirect.com*. The information on the Company's website, or linked to or from the Company's website, is not incorporated by reference into, and does not constitute a part of, this Report or any other documents the Company files with, or furnishes to, the SEC.

The Company has adopted an Insider Trading Policy, which governs the purchase, sale and other disposition of the securities of the Company by the Company's directors, executive officers and associates. The Company believes the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Report.

ITEM 11. EXECUTIVE COMPENSATION.

Information called for by Item 11 is set forth under the headings "Compensation Discussion and Analysis," "Executive Compensation," "Corporate Governance" and "Compensation Committee Report" in the Proxy Statement, which is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information called for by Item 12 is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement, which is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information called for by Item 13 is set forth under the heading "Corporate Governance" in the Proxy Statement, which is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information called for by Item 14 is set forth under the heading "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement, which is incorporated herein by this reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) Index to Financial Statements

Financial statements filed as a part of this Report are listed on the "Index to Consolidated Financial Statements" at page 35 herein.

(a)(2) Financial Statement Schedules

As of and for the three fiscal years ended, August 30, 2025.

	Page
Schedule II—Valuation and Qualifying Accounts	S-1

All other schedules have been omitted because the information is not applicable or is presented in the Consolidated Financial Statements or Notes thereto.

(a)(3) Exhibits

Reference is made to Item 15(b) below.

(b) Exhibits

The Exhibit Index, which immediately precedes the signature page, is incorporated by reference into this Report.

(c) Financial Statement Schedules

Reference is made to Item 15(a)(2) above.

ITEM 16. FORM 10-K SUMMARY.

None.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 5, 2023).
3.2	Third Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on October 5, 2023).
4.1	Description of the Registrant's Securities (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on October 5, 2023).
4.2	Specimen Class A Common Stock Certificate.[(P)]
4.3	Amended and Restated Note Purchase Agreement, dated April 14, 2017, by and among the Registrant and the noteholders named therein (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 18, 2017).
4.4	Form of 2.90% Senior Note, Series B, due July 28, 2026 (included in Exhibit 4.3).
10.1	Credit Agreement, dated as of April 14, 2017, by and among the Registrant, the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 18, 2017).
10.2	Amendment No. 1 to Credit Agreement, dated as of August 24, 2021, by and among the Registrant, the subsidiary guarantors party thereto, the lenders and issuing lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 30, 2021).
10.3	Amendment No. 2 to Credit Agreement, dated as of May 31, 2023, by and between the Registrant and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 3, 2023 filed on June 29, 2023).
10.4	Amendment No. 3 to Credit Agreement, dated as of July 16, 2025, by and between the Registrant and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 22, 2025).
10.5	Note Purchase and Private Shelf Agreement, dated January 12, 2018, by and between the Registrant and MetLife Investment Advisors, LLC and/or one or more of its affiliates or related funds, as purchasers thereunder (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 17, 2018).
10.6	Note Purchase and Private Shelf Agreement, dated January 12, 2018, by and between the Registrant and PGIM, Inc. and/or one or more of its affiliates or related funds, as purchasers thereunder (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 17, 2018).
10.7	Receivables Purchase Agreement, dated as of December 19, 2022, by and among the Registrant, as initial master servicer, MSC A/R Holding Co., LLC, as seller, Wells Fargo Bank, National Association, as administrative agent, and the purchasers from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 20, 2022).
10.8	Receivables Sale Agreement, dated as of December 19, 2022, by and between MSC A/R Holding Co., LLC, as SPE, and Sid Tool Co., Inc., as originator (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 20, 2022).
10.9	MSC Industrial Direct Co., Inc. Amended and Restated Associate Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 27, 2021 filed on April 7, 2021).†
10.10	MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.01 to the Registrant's Registration Statement on Form S-8 filed on January 15, 2015).†
10.11	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 28, 2015 filed on January 7, 2016).†
10.12	Form of Restricted Stock Unit Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 28, 2015 filed on January 7, 2016).†

Exhibit No.	Description
10.13	Form of Performance Share Unit Award Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2019 filed on January 8, 2020).†
10.14	MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 26, 2023).†
10.15	Form of Restricted Stock Unit Agreement (4-year vesting schedule) under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 2, 2023 filed on January 9, 2024).†
10.16	Form of Performance Share Unit Award Agreement for Executives under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan.*†
10.17	Form of Performance Share Unit Award Agreement for Executives under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan.*†
10.18	Form of Restricted Stock Unit Agreement for Non-Executive Directors under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended September 2, 2023 filed on October 25, 2023). †
10.19	Form of Restricted Stock Unit Agreement (5-year vesting schedule) under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended August 31, 2024 filed on October 24, 2024).†
10.20	Form of Restricted Stock Unit Agreement (3-year vesting schedule) under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended August 31, 2024 filed on October 24, 2024).†
10.21	Form of Restricted Stock Unit Agreement for Board Advisor under the MSC Industrial Direct Co., Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended August 31, 2024 filed on October 24, 2024).†
10.22	MSC Executive Severance Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 2, 2023 filed on January 9, 2024). †
10.23	MSC Industrial Direct Co., Inc. Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 1, 2018 filed on October 30, 2018).†
10.24	Relocation Policy (incorporated by reference to Exhibit 10.02 to the Registrant's Current Report on Form 8-K filed on March 30, 2011).†
10.25	Relocation Reimbursement Agreement & Policy Acknowledgment Form (incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K filed on March 30, 2011).†
10.26	Form of Director and Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 25, 2016).†
10.27	Board Adviser Agreement, effective as of January 29, 2020, between the Registrant and Roger Fradin (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2020 filed on April 8, 2020).
10.28	Martina McIsaac Offer Letter, dated July 1, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 16, 2022).†
10.29	John Reichelt Offer Letter, dated April 2, 2025.*†
10.30	Julie Rockett Offer Letter, dated August 26, 2025.*†
10.31	Jahida Nadi Offer Letter, dated July 15, 2025. *†
10.32	Reclassification Agreement, dated as of June 20, 2023, by and among the Registrant and the shareholders listed therein (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 21, 2023).
10.33	Registration Rights Agreement, dated as of October 4, 2023, by and among the Registrant and the shareholders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 5, 2023).

Exhibit No.	Description
10.34	MSC Industrial Direct Co., Inc. Deferred Compensation Plan for Non-Executive Directors and Consultants (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 2, 2023 filed on January 9, 2024). †
19.1	MSC Industrial Direct Co., Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K for the year ended September 2, 2023 filed on October 25, 2023).
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP.*
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97.1	MSC Industrial Direct Co., Inc. Executive Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K for the year ended September 2, 2023 filed on October 25, 2023).†
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

(P)   Filed as an exhibit to the registrant's Registration Statement on Form S-1, as amended (File No. 33-98832). This exhibit was originally filed in paper format. Accordingly, a hyperlink has not been provided.

*   Filed herewith.

**   Furnished herewith.

†   Indicates a management contract or compensatory plan or arrangement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MSC Industrial Direct Co., Inc.

By: /s/ ERIK GERSHWIND
Erik Gershwind
Chief Executive Officer
(Principal Executive Officer)

Dated: October 23, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MITCHELL JACOBSON Mitchell Jacobson	Non-Executive Chairman of the Board of Directors	October 23, 2025
/s/ ERIK GERSHWIND Erik Gershwind	Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2025
/s/ GREG CLARK Greg Clark	Vice President and Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 23, 2025
/s/ ROBERT AARNES Robert Aarnes	Director	October 23, 2025
/s/ LOUISE GOESER Louise Goeser	Director	October 23, 2025
/s/ MICHAEL KAUFMANN Michael Kaufmann	Director	October 23, 2025
/s/ STEVEN PALADINO Steven Paladino	Director	October 23, 2025
/s/ PHILIP PELLER Philip Peller	Director	October 23, 2025
/s/ RAHQUEL PURCELL Rahquel Purcell	Director	October 23, 2025
/s/ RUDINA SESERI Rudina Seseri	Director	October 23, 2025

MSC INDUSTRIAL DIRECT CO., INC.
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Year		Charged to Costs and Expenses		Charged to Other Accounts		Deductions [1]		Balance at End of Year	
Deducted from asset accounts:										
For the fiscal year ended September 2, 2023 Allowance for credit losses [2]	$	20,771	$	10,275	$	—	$	8,299	$	22,747
Deducted from asset accounts:										
For the fiscal year ended August 31,2024 Allowance for credit losses [2]	$	22,747	$	7,355	$	—	$	7,734	$	22,368
Deducted from asset accounts:										
For the fiscal year ended August 30, 2025 Allowance for credit losses [2]	$	22,368	$	7,495	$	—	$	7,498	$	22,365

[1] Comprised of uncollected accounts charged against the allowance.

[2] Included in accounts receivable.

[This Page Intentionally Left Blank]

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mitchell Jacobson	Non-Executive Chairman of the Board	MSC Industrial Supply Co.
Rob Aarnes	President	ADI Global Distribution
Erik Gershwind	Chief Executive Officer	MSC Industrial Supply Co.
Louise Goeser	Chief Executive Officer	LKG Enterprises
Michael Kaufmann	Former Chief Executive Officer	Cardinal Health, Inc.
Steven Paladino	Retired EVP and Chief Financial Officer	Henry Schein, Inc.
Philip Peller	Retired Partner	Arthur Andersen LLP
Rahquel Purcell	Chief Transformation Officer, North America	L'Oréal S.A.
Rudina Seseri	Founder and Managing Partner	Glasswing Ventures, LLC

EXECUTIVE OFFICERS

Erik Gershwind	Chief Executive Officer
Martina McIsaac	President and Chief Operating Officer
John Reichelt	Senior Vice President and Chief Information Officer
Neal Dongre	Senior Vice President, General Counsel and Corporate Secretary
Kim Shacklett	Senior Vice President, Customer Experience
Jahida Nadi	Senior Vice President, Sales
Greg Clark	Vice President and Interim Chief Financial Officer
Julie Rockett	Vice President, Chief People Officer

CORPORATE INFORMATION

Annual Meeting
The 2026 Annual Meeting of Shareholders will be held virtually via live audio webcast on Wednesday, January 21, 2026 at 9:00 a.m. (ET).

Company Headquarters
MSC Industrial Supply Co.
515 Broadhollow Road, Suite 1000
Melville, New York 11747

MSC Industrial Supply Co.
525 Harbour Place Drive
Davidson, North Carolina 28036

Website
www.mscdirect.com

Investor Relations Contact
Ryan Mills
MSC Industrial Supply Co.
(216) 272-6435
Copies of our Annual Report on Form 10-K for the fiscal year ended August 30, 2025 are downloadable at https://investor.mscdirect.com/ and accessible via our filings with the U.S. Securities and Exchange Commission. Paper copies of the Annual Report are available without charge, upon request.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Jericho, New York

Legal Counsel
Moore & Van Allen PLLC
Charlotte, North Carolina

Registrar and Transfer Agent
Computershare Trust Company, N.A.
PO Box 43006
Providence, Rhode Island 02940-3006

Common Stock Listed
MSC Industrial Supply Co.'s Class A Common Stock is traded on the New York Stock Exchange under the symbol "MSM."

Dividend Policy
MSC has instituted a policy of regular quarterly cash dividends to shareholders. Currently, the quarterly dividend rate is $0.87 per share, or $3.48 per share annually.





2.5M
PRODUCTS
OFFERED

>7K
ASSOCIATES

>3K
SUPPLIERS
SUPPORTING
CUSTOMERS

MSC Industrial Direct Co., Inc.
515 Broadhollow Rd, Ste 1000
Melville, New York 11747
www.mscdirect.com

